Exhibit 99.4

Suzano S.A. Consolidated financial statements Year ended December 31, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT
Cash and cash equivalents	5	13,590,776	6,835,057
Marketable securities	6	7,508,275	2,212,079
Trade accounts receivable	7	6,531,465	2,915,206
Inventories	8	4,637,485	4,009,335
Recoverable taxes	9	360,725	406,850
Derivative financial instruments	4.5	470,261	484,043
Advances to suppliers	10	59,564	43,162
Dividends receivable	11	6,604	7,633
Other assets		937,786	731,291
		34,102,941	17,644,656
Assets held for sale	1.2.2		313,338
Total current assets		34,102,941	17,957,994

NON-CURRENT
Marketable securities	6	250,054	184,778
Recoverable taxes	9	1,269,164	834,575
Deferred taxes	12	8,729,929	8,677,002
Derivative financial instruments	4.5	971,879	857,377
Advances to suppliers	10	1,282,763	1,015,115
Judicial deposits		300,715	257,789
Other assets		296,844	235,341

Biological assets	13	12,248,732	11,161,210
Investments	14	524,066	359,071
Property, plant and equipment	15	38,169,703	39,156,890
Right of use	19.1	4,794,023	4,344,078
Intangible	16	16,034,339	16,759,528
Total non-current		84,872,211	83,842,754
TOTAL ASSETS		118,975,152	101,800,748

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	December 31, 2021	December 31, 2020
LIABILITIES
CURRENT
Trade accounts payable	17	3,288,897	2,361,098
Loans, financing and debentures	18.1	3,655,537	2,043,386
Lease liabilities	19.2	623,282	620,177
Derivative financial instruments	4.5	1,563,459	1,991,118
Taxes payable		339,553	170,482
Payroll and charges		590,529	492,728
Liabilities for assets acquisitions and associates	23	99,040	101,515
Dividends payable	11	919,073	6,232
Advances from customers		103,656	25,171
Other liabilities		368,198	360,916
Total current liabilities		11,551,224	8,172,823

NON-CURRENT
Loans, financing and debentures	18.1	75,973,092	70,856,496
Lease liabilities	19.2	5,269,912	4,571,583
Derivative financial instruments	4.5	6,331,069	6,126,282
Liabilities for assets acquisitions and associates	23	306,912	400,713
Provision for judicial liabilities	20.1	3,232,612	3,255,955
Employee benefit plans	21.2	675,158	785,045
Deferred taxes	12		570
Share-based compensation plans	22.3	166,998	195,135
Advances from customers		149,540
Other liabilities		143,505	98,768
Total non-current liabilities		92,248,798	86,290,547
TOTAL LIABILITIES		103,800,022	94,463,370

EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		15,455	10,612
Treasury shares		(218,265)	(218,265)
Retained earnings		3,927,824
Other reserves		2,114,907	2,129,944
Accumulated deficit			(3,926,015)
Controlling shareholders´		15,075,467	7,231,822
Non-controlling interest		99,663	105,556
Total equity		15,175,130	7,337,378
TOTAL LIABILITIES AND EQUITY		118,975,152	101,800,748

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	December 31, 2021	December 31, 2020	December 31, 2019
NET SALES	28	40,965,431	30,460,277	26,012,950
Cost of sales	30	(20,615,588)	(18,966,331)	(20,743,482)
GROSS PROFIT		20,349,843	11,493,946	5,269,468

OPERATING INCOME (EXPENSES)
Selling	30	(2,291,722)	(2,174,652)	(1,905,279)
General and administrative	30	(1,577,909)	(1,443,192)	(1,173,358)
Income from associates and joint ventures	14	51,912	36,142	31,993
Other, net	30	1,648,067	531,150	405,754
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		18,180,191	8,443,394	2,628,578

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,221,301)	(4,459,425)	(4,178,848)
Financial income		272,556	327,475	493,246
Derivative financial instruments		(1,597,662)	(9,422,682)	(1,075,252)
Monetary and exchange variations, net		(3,800,827)	(12,530,891)	(1,964,927)
NET INCOME (LOSS) BEFORE TAXES		8,832,957	(17,642,129)	(4,097,203)

Income and social contribution taxes
Current	12	(292,115)	(181,926)	(246,110)
Deferred	12	94,690	7,109,120	1,528,571
NET INCOME (LOSS) FOR THE YEAR		8,635,532	(10,714,935)	(2,814,742)

Attributable to
Controlling shareholders’		8,626,386	(10,724,828)	(2,817,518)
Non-controlling interest		9,146	9,893	2,776

Earnings (loss) per share
Basic	26.1	6.39360	(7.94890)	(2.08825)
Diluted	26.2	6.39205	(7.94890)	(2.08825)

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31, 2021	December 31, 2020	December 31, 2019
Net income (loss) for the year	8,635,532	(10,714,935)	(2,814,742)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	2,020	6,290	3,576
Tax effect of the above items	(687)	(2,139)	(1,216)

Actuarial gain on post-employment plans of the subsidiaries	2,289	3,522	2,749
Tax effect of the above item	(778)	(1,015)	(935)

Actuarial gain (loss) on post-employment plans of the subsidiaries	117,353	(37,188)	(147,640)
Tax effect of the above item	(39,900)	12,644	50,198
Items with no subsequent effect on income	80,297	(17,886)	(93,268)

Exchange rate variation on conversion of financial statements of the subsidiaries abroad (1)	45,181	(2,857)	45,819
Items with subsequent effect on income	45,181	(2,857)	45,819
	8,761,010	(10,735,678)	(2,862,191)

Attributable to
Controlling shareholders’	8,751,864	(10,745,571)	(2,864,967)
Non-controlling interest	9,146	9,893	2,776

(1)	Includes the realization of the effect arising from the remeasurement of Spinnova’s investment (Note 1.2.5).

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
	Share Capital		Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasurys shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,814	1,730,629	242,612	596,534	2,321,708		12,012,006	13,928	12,025,934
Total comprehensive income
Net (loss) for the year														(2,817,518)	(2,817,518)	2,776	(2,814,742)
Other comprehensive income for the year													(47,449)		(47,449)		(47,449)
Transactions with shareholders
Loss absorption								(684,563)	(105,670)	(1,730,629)	(242,612)			2,763,474
Share capital increase	3,027,528														3,027,528		3,027,528
Share issuance costs		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				879											879		879
Non-controlling interest arising from business combination																98,635	98,635
Unclaimed dividends forfeited														1,126	1,126		1,126
Dividends paid												(596,534)			(596,534)		(596,534)
Internal changes in equity			(684,563)					684,563
Transfers of tax incentives
Realization of deemed cost, net of taxes													(52,918)	52,918
Issue of common shares related to business combination						6,410,885									6,410,885		6,410,885
Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net (loss) for the year														(10,724,828)	(10,724,828)	9,893	(10,714,935)
Other comprehensive income for the year													(20,743)		(20,743)		(20,743)
Transactions with shareholders
Loss absorption (note 25.6)						(6,410,885)			(317,144)					6,728,029
Stock options granted				4,633											4,633		4,633
Realization of fair value attributable to non-controlling interest																(19,676)	(19,676)
Unclaimed dividends forfeited														130	130		130
Internal changes in equity
Partial Realization of deemed cost, net of taxes													(70,654)	70,654
Balances at December 31, 2020	9,269,281	(33,735)		10,612			(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net income for the year														8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year													125,478		125,478		125,478
Transactions with shareholders
Stock options granted				4,843											4,843		4,843
Unclaimed dividends forfeited											49				49		49
Fair value attributable to non-controlling interest																(15,039)	(15,039)
Internal changes in equity
Constitution of reserves								812,909	235,019	2,513,663	279,295			(3,840,886)
Proposed minimum mandatory dividends														(913,111)	(913,111)		(913,111)
Additional proposed dividend												86,889		(86,889)
Realization of deemed cost, net of taxes													(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)		15,455			(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2021	December 31, 2020	December 31, 2019
OPERATING ACTIVITIES
Net income (loss) for the year	8,635,532	(10,714,935)	(2,814,742)
Adjustment to
Depreciation, depletion and amortization (Notes 27 and 30)	6,879,132	6,565,441	7,898,775
Depreciation of right of use (Note 19.1)	203,670	186,768	154,217
Sublease of ships	(44,706)	(35,841)
Interest expense on lease liabilities	427,934	397,746	226,103
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	(412,612)	(8,372)	77,930
Income from associates and joint ventures	(51,912)	(36,142)	(31,993)
Exchange rate and monetary variations, net (Note 27)	3,800,827	12,530,891	1,964,927
Interest expenses with financing, loans and debentures, net (Note 27)	3,207,278	3,286,254	3,363,019
Premium expenses with early settlements (Note 27)	260,289	391,390
Capitalized loan costs (Note 27)	(18,624)	(10,636)	(4,213)
Accrual of interest on marketable securities	(178,320)	(94,868)	(392,018)
Amortization of transaction costs (Note 27)	107,239	101,741	185,807
Derivative losses, net (Note 27)	1,597,662	9,422,682	1,075,252
Fair value adjustment of biological assets (Note 13)	(763,091)	(466,484)	(185,399)
Deferred income tax and social contribution (Note 12.3)	(94,690)	(7,109,120)	(1,528,571)
Interest on actuarial liabilities (Note 21.2)	55,849	53,092	44,496
Provision for judicial liabilities, net (Note 20.1)	65,318	1,288	26,807
Provision (reversal) for allowance for doubtful accounts, net (Note 7.3)	(637)	6,022	(12,286)
Provision for inventory losses, net (Note 8.1)	73,574	65,675	107,269
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	(99,183)	(82,293)	129,283
Tax credits (note 20.3 and 30)	(441,880)		(128,115)
Other	26,449	35,451	(56,517)
Decrease (increase) in assets
Trade accounts receivables	(3,393,787)	884,451	991,476
Inventories	(654,757)	651,203	873,420
Recoverable taxes	186,013	659,930	241,934
Other assets	(54,136)	54,651	(26,478)
Increase (decrease) in liabilities
Trade accounts payables	1,363,478	140,480	(1,555,697)
Taxes payable	271,700	47,212	240,871
Payroll and charges	97,792	92,278	(234,948)
Other liabilities	(191,976)	(266,546)	(62,294)
Cash provided by operations	20,859,425	16,749,409	10,568,315
Payment of interest with financing, loans and debentures (Note 18.2)	(2,953,573)	(3,244,949)	(2,977,957)
Payment of premium with early settlements (Note 18.2)	(260,289)	(378,381)
Interest received from marketable securities	98,110	186,853	377,804
Payment of income taxes	(106,180)	(188,296)	(391,725)
Cash provided by operating activities	17,637,493	13,124,636	7,576,437

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(2,150,584)	(1,503,255)	(2,001,674)
Additions to intangible (Note 16)	(285,278)	(2,307)	(17,715)
Additions to biological assets (Note 13)	(3,807,608)	(3,392,298)	(2,849,038)
Proceeds from sale of property, plant and equipment	1,411,251	183,504	198,644
Capital increase in subsidiaries and affiliates (Note 14.3)	(51,816)		(45,856)
Marketable securities, net	(5,216,921)	3,841,493	19,378,893
Advances for acquisition (receipt) of wood from operations with development and partnerships	(257,672)	135,693	(355,447)
Dividends received	6,453	753
Acquisition of non-controlling interests	(6,516)		(26,002,540)
Other investments			(286)
Cash used in investing activities	(10,358,691)	(736,417)	(11,695,019)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	16,991,962	14,761,796	18,993,837
Payment of derivative transactions (note 4.5.4)	(1,921,253)	(4,465,640)	(135,449)
Payment of loans, financing and debentures (note 18.2)	(15,469,423)	(19,092,810)	(13,994,708)
Payment of leases (note 19.2)	(1,012,137)	(824,245)	(645,071)
Payment of dividends	(9,683)		(606,632)
Sale of treasury shares to meet stock-based compensation plan			(879)
Liabilities for assets acquisitions and associates	(153,357)	(164,240)	(479,480)
Other financing			10,191
Cash provided (used) by financing activities	(1,573,891)	(9,785,139)	3,141,809

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	1,050,808	982,850	(161,553)

Increase (decrease) in cash and cash equivalents, net	6,755,719	3,585,930	(1,138,326)
At the beginning for the year	6,835,057	3,249,127	4,387,453
At the end for the year	13,590,776	6,835,057	3,249,127
Increase (decrease) in cash and cash equivalents, net	6,755,719	3,585,930	(1,138,326)

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 12 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State). Additionally, it has 5 technology centers, 21 distribution centers and 3 ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.72% of the common shares of its share capital.

The financial statements were approved and their issuance authorized by the Board of Directors on February 9, 2022.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	December 31, 2021	December 31, 2020
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation (1)	Biofuel research and development	United States of America	Direct	Equity	26.24%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)/(3)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.14%	23.44%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy (4)	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd. (5)	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd. (6)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy (7)	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1)	Increase in equity interest due to the contribution made by the Company.

2)	On June 24, 2021, dilution of Company’s interest due to IPO and issuance of new shares by the associate (note 1.2.5).

3)	On July 1, 2021, dilution of Company’s interest due issuance of supplementary share option by the associate (note 1.2.5).

4)	On April 9, 2021, acquisition of legal entity CS Holding 99 Oy and subsequent change of corporate name to Suzano Finland Oy.

5)	On December 23,2021, full transfer of the equity interest from Suzano Trading Ltd. to Suzano S.A.

6)	On March 18, 2021, company dissolution.

7)	On March 23, 2021, established of joint venture controlled with Spinnova Plc, a company located in Finland.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.2.	Major events in year ended

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic of COVID-19, popularly known as coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Thus, Company's initiatives are based on three pillars:

(i)	Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)	Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584 in 2020.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishment a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

•	Creation of a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

•	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,798.

•	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.

•	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

•	Donation of oxygen concentrators acquired in a joint action involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Ultra Group, Itaú Unibanco, Magazine Luiza, Marfrig, Natura&Co and Unipar, which were delivered to the Ministry of Health, who will be responsible to carry out the logistics for the distribution of concentrators.

•	Donation of 85,782 cubic meters of oxygen to Imperatriz in the State of Maranhão and 1,300 cubic meters to Aracruz in the State of Espírito Santo.

•	Joint efforts to accelerate the Brazilian vaccination program through participation in the group "Unidos pela Vacina" with the donation of cold rooms and thermal boxes, to municipalities in Bahia and Espírito Santo.

•	Donation of basic food baskets and personal protective equipaments kits (masks, sanitizer, aprons, caps and gloves).

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$25,285 through December 31, 2021 (R$48,590 as of December 31, 2020) (Note 30).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

As previously disclosed during the year 2020, the Company temporarily stopped production for 30 days on April 27, 2020 and May 1, 2020 on the paper production lines of the Mucuri and Rio Verde industrial units, respectively, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

1.2.2.	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informed the conclusion of the transaction with Bracell SP Celulose Ltda.(“Bracell”) and Turvinho Participações Ltda. (“Turvinho”), receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties.

From the total amount received:

i)	R$375,860 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon fulfillment of performance obligations related to the delivery of the wood, scheduled for 2027; and

ii)	R$680,895 was recognized in other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$8,000 and were recognized in the other operating results.

For the year ended December 31, 2021, the Company recognized sales revenue in the amount of R$833,640 because of the transfer of control of part of the assets.

1.2.3.	New facility in Cachoeiro de Itapemirim (ES)

In early 2021, the Company inaugurated a new facility located in the city of Cachoeiro de Itapemirim, in the state of Espírito Santo, which convert tissue paper (soft and high-absorption papers) into finished products.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Mimmo and Max Pure brand toilet papers are produced. The facility has an estimated capacity to produce 30 thousand tons per year of toilet paper, which is equivalent to 1,000,000 rolls/day.

1.2.4.	Cerrado Project Approval

On May 12, 2021, the Company communicated through material fact, that its Board of Directors approved, subject to the conditions below, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,300,000 tons of eucalyptus pulp per year, in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”).

The Project is financed by the Company’s cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project represents an important advance in the Company’s long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp and Suzano’s evolution in sustainability – especially regarding climate and waste, providing a major carbon capture increase arising from the new forest base.

In addition, the expectation is that the new plant will have an excess capacity for generating renewable energy of approximately 180 average megawatts, being also considered in the industry as free from fossil fuels, a new milestone for Suzano in eco-efficiency that demonstrates its commitment to society and the planet.

On October 28, 2021, continuing the material fact disclosed by the Company on May 12, 2021, the Company's Board of Directors authorized and definitively approved the realization of investments related to the Cerrado Project, in view of the implementation of the deliberate conditions upon which were (i) the Company’s commitment to financial discipline, maintaining compliance with the parameters established in the Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by the Board of Directors.

The new plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, thus, exceeding the nominal annual capacity initially forecast of 2,300,000 tons. The Company estimates that the new plant will start operating in the second semester of 2024.

On November 5, 2021, continuing the material fact disclosed on October 28, 2021, the Company informed that in addition to the industrial capital investment of R$14,700,000, of which approximately 75% are contractual commitments arising from the acquisition of property, plant and equipment, estimates an additional amount of R$4,600,000, which includes forestry, logistics, and chemical plant investments, among others, totaling a total expenditure of R$19,300,000 for the full execution of the Cerrado Project, with disbursement distributed from 2021 and 2024.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.2.5.	Investment remeasurement – Spinnova

On May 17, 2021, the Company increased its capital in associate Spinnova by EUR5,000 (equivalent to R$32,820 on the transaction date), changing the interest percentage from 23.44% to 27.15% and thus holding 9,808,530 shares, which generated a goodwill of R$22,553.

On June 24, 2021, the associate Spinnova concluded its IPO (“Initial Public Offering – IPO”) on the Nasdaq First North Growth Market (“NFNGM”), with the issuance of 13,140,605 shares and raising EUR100,000 (equivalent to R$587,560 on the transaction date). The Spinnova’s shares are traded under the ticker SPINN and are renamed as Spinnova Plc (“Public Limited Company”) (previously called as Spinnova Oy (Oy is the equivalent of a limited company in Finland)).

The NFNGM is Nasdaq’s nordic growth market, designed for small and growing companies, according to the guidelines of the capital market as implemented in the national legislation of Denmark, Finland and Sweden and operate by an exchange within the Nasdaq Group. Companies listed on NFNGM are subject do less extensive rules than companies listed on a regulated market, such as the Helsinki Stock Exchange.

As a result of the issuance of shares, the percentage of ownership held by Suzano in relation to the investment in Spinnova decreased from 27.15% to 19.91%.

The effects of Spinnova’s capitalization arising from the IPO, generated the dilution of interest, and consequent gain on the remeasurement of the investment in the amount of EUR19,495 (equivalent to R$115,562 on the transaction date) excluding goodwill, arising from the difference between the investment before the IPO in the amount of EUR1,541 (equivalent to R$9,134 on the transaction date) and investment after IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021), according to the new interest percentage. The gain was recorded as a debit under investments against income from associates and joint ventures, considering that investment was already recognized by the equity method, as an associate, which remained after the effect of dilution, in view of the assessment made by the Management, in accordance with the requirements of IAS 28 – Investment in associates and joint ventures, from its significant influence on the governance and management of the associate, which has not had significant changes due to the IPO process.

As part of the transaction, the Company proportionally realized the goodwill in the amount of R$24,569, being a credit recorded in the investments against the loss from associates and joint ventures and the effect of exchange rate variation on Spinnova’s investment abroad in the amount of R$746, being recorded as a debit under the heading of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

On July 1, 2021, in connection with the IPO, Spinnova issued a supplementary share option, subscribing 1,971,090 new shares and raising EUR15,078 (equivalent to R$89,375 on the transaction date) excluding goodwill, which resulted, again, in the dilution of the interest from 19.91% to 19.14%, as well as in a gain on the changing the interest percentage of the investment in the amount of EUR2,098 (equivalent to R$12,436 on the transaction date), arising from the difference between the investment before the IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021) and investment after the IPO in the amount of EUR23,133 (equivalent to R$137,132 on July 1, 2021), and proportional realization of the goodwill in the amount of R$2,601, being the effects recorded in the investments against to income from associates and joint ventures statement and the effect of exchange variation on Spinnova’s investment abroad in the amount of R$79, being recorded in the caption of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

For the year ended December 31, 2021, as a result of the events described above, the Company recorded a gain of R$100,827 in the statement of income for the year as income from associates and joint ventures.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in note 3.2.34.

The consolidated financial statements was prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared under the going concern assumption.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date, as well as in accordance with consistent accounting practices and policies.

The accounting policies have been consistently applied to all consolidated companies.

There was no change in relation to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.1, adopted as of January 1, 2021 and whose estimated impact was disclosed in the annual financial statements of December 31, 2020.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on/or after January 1, 2021, early adoption permitted)

The adoption of phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1); and

(iii)	disclosure: requirements about the disclosure of risks to which the Company is exposed by the reform, risk management and evolution of the Interbank Offered Rate (“IBORs”) transition.

The Company evaluated the content of this pronouncement and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.1.2.	Lease – IFRS 16 - Update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, this pronouncement was changed because of the benefits granted to lessee due COVID-19 under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries in the year ended December 31, 2021, as well as in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the subsidiary and has the capacity and ability to direct the relevant activities of the subsidiary.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interest is highlighted.

3.2.2.	Subsidiaries

These all entities over which the Company has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment with the investee and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is obtained and de-consolidated from the date that control ceases.

3.2.3.	Joint operations

These are all entities in which the Company maintains the contractually established control over its economic activity and exists only when the strategic, financial and operational decisions regarding the activity require the unanimous consent of the parties sharing the control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are recognized proportionally to the interest in joint operation.

3.2.4.	Associated and joint ventures

These are all entities are initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies. In investments in joint ventures there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In relation to associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact in the consolidated financial statement and, if any significant event had occurred until December 31, 2021, it would be adjusted in the consolidated financial statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.5.	Translation of financial statements to functional and presentation currency

The Company defined that for all its wholly owned subsidiaries, the functional and presentation currency is the Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova Oy, Woodspin Oy and Celluforce, the functional currencies are different from the Real, whose accumulated gain or loss effects on the conversion of financial statements, are recorded in other comprehensive income, in equity.

The individual financial information of each subsidiaries included in the consolidated financial statement, are prepared in accordance with local currency of the subsidiary operates and translated into Company’s functional and presentation currency.

3.2.5.1.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate; and

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

3.2.6.	Hyperinflationary economies

Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as incomes and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

However, the Company's wholly-owned subsidiary based in Argentina, has the Real as its functional currency and, therefore, is not considered an entity with a hyperinflationary currency and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expense when incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

In a business combination, assets acquired and liabilities assumed are evaluate in order to classify and allocate them assessing the terms of the agreement, economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as incurred.

Contingent liabilities related to tax, civil and labor classified in the acquired company as possible and remote risk is recognized by the acquirer, at its fair values.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures. Based on the equity method, investment is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company's share in the acquirer's Shareholders' equity as of the acquisition date. Goodwill is segregated from carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, by the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value.

3.2.10.	Financial instruments

3.2.10.1.	Classification

Financial instruments are classification based on the purpose for which the financial instruments were acquired, as set forth below:

(i)	amortized cost;

(ii)	fair value through other comprehensive income; and

(iii)	fair value through profit or loss.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial instruments held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets., classified as financial assets and the balance of loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, suppliers and other liabilities, classified as financial liabilities.

3.2.10.1.2.	Financial instruments at fair value through other comprehensive income

Financial instruments at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. Any changes are recognized under net financial income (expense) in income statement, except for the fair value of investment in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments.

3.2.10.1.3.	Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments.

This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled and the net amount is recorded in the balance sheet when there is a (i) legally enforceable right to settle the recognized amounts and (ii) there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

3.2.10.3.	Impairment of financial assets

3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses if there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria that the Company uses to determine if there is evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	default or late interest or principal payments in the agreement;

(iii)	where Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; and

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the income statement.

In a subsequent measurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate if there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is an evidence that the assets are impaired. If any such evidence exists, impairment loss is measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

3.2.11.	Derivative financial instruments and hedging activities

Derivatives financial instruments are recognized at fair value on the date the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in under result of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not-closely related to those of main contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the main contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

3.2.12.	Trade accounts receivables

These are recorded at the invoiced amount, in the normal course of the Company´s business, adjusted to exchange rate variation when denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies the aging-based provision matrix with the appropriate grouping of your portfolio. When necessary, based on individual analysis, the provision for expected loss is supplemented.

The Company examines on a monthly basis the maturity of receivables and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and credit expected loss is recognized. The notes are written-off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at average acquisition or formation cost of finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred until the balance sheet date.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest and freight costs.

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded directly as cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions.

3.2.15.	Biological assets

The biological assets for production (mature and immature forests) are reforestation eucalyptus forests, with a formation cycle between planting until the harvest of approximately 7 (seven) years, measured at fair value. Depletion is measured by the amount of biological assets depleted (harvested) and measured at fair value less estimated costs to sell.

For the determination of the fair value, the income approach technique was applied using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient so that there is no significant gap in the fair value balance of biological assets booked. Significant assumptions are presented in note 13.

The gain or loss on the assessment of fair value is recognized in the operating income (expenses), net.

Biological assets in formation under the age of 2 (two) years, accounted for at the formation cost and the areas of permanent environmental preservation, which are not recorded, and it is not included in the measurement at fair value, because it is not characterized as biological assets.

3.2.16.	Property, plant and equipment

Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. The borrowing costs are capitalized as a component of construction in progress, considering the weighted average rate, adjusted for the equalization of exchange rate effect, of the Company’s debt at the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date.

3.2.17.	Leases

A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

(i)	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

(ii)	the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and

(iii)	the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if:

•	has the right to operate the asset, or

•	designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disassembly, removal costs, restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:

(i)	in future payments resulting from a change in index or rate;

(ii)	in the estimate of the expected amount to be paid in the guaranteed residual value; or

(iii)	in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the profit and loss statement, if the book value of the right-of-use asset has been reduced to zero.

The Company does not have lease agreements with clauses of:

(i)	variable payments that are based on the performance of the leased assets;

(ii)	guarantee of residual value; and

(iii)	restrictions, such as, for example, obligation to maintain financial ratios.

Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$5 and maturity date is before 12 months, are expensed as incurred.

3.2.18.	Intangible assets

These are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the level of the CGU. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, in which the goodwill is monitored for management's internal purposes, and that has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and easement of passage.

Such test involved the adoption of assumptions and judgments, disclosed in Note 16.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.19.	Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

The projection for realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in a foreseeable future.

Deferred taxes and contributions assets and liabilities are offset by the net amount in the balance sheet whenever related to the same legal entity and the same tax authority.

3.2.20.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable.

3.2.21.	Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. The Company does not have specific loans to obtain qualified assets. Other loan costs are recognized as expense in the period they are incurred.

3.2.22.	Provision, contingent assets and liabilities

Contingent assets are not recorded. The recognition is only performed when are guarantees or judicial decisions favorable and the amount can be measured with safety. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax, civil, environment and labor proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

(i)	the amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

(ii)	the amount initially recognized less, where appropriate, of recognized revenue in accordance with the policy of recognizing revenue from customer contracts IFRS 15.

3.2.23.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal against to cost of sales of the income statement.

3.2.24.	Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Plan-related expenses are recognized in the income statement as a corresponding entry to financial liabilities during the vesting period when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by executive in order to receive Company’s shares, financial liabilities are reclassified under stock options granted in shareholders’ equity. In case of option exercise paid in cash, the Company settles the financial liability in favor to the Company’s executives.

3.2.25.	Employee benefits

The Company offers benefits related to supplementary contribution plan to all employees and medical assistance and insurance life for a determined group of former employees, and for the last two benefits an actuarial appraisal is annually prepared by an independent actuary and are reviewed by Management.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in income statement under the financial expenses.

3.2.26.	Other assets and liabilities current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.2.27.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity, when applicable.

3.2.28.	Dividend and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lowest amount between (i) 25% of adjusted net income or (ii) the consolidated operating cash flow for the year and, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded under the additional dividends proposed in shareholders' equity, until approved by the shareholders at the General Assembly. After approval, reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.29.	Share capital

Common shares are classified under shareholders’ equity. Incremental costs directly attributable to a public offer are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

3.2.30.	Revenue recognition

Revenue from contracts with customers are recognized as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

For operating segment Pulp, revenue recognition is based on the parameters provided by (i) International Commercial Terms (“Incoterms”), when destined for the foreign market and (ii) lead time, when destined for the internal market.

For operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by (i) the corresponding International Commercial Terms (“Incoterms”) and (ii) lead time and are products destined for external and internal market.

Revenues are measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and provide for the rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed present as the sales are made with a short credit term.

3.2.31.	Financial income and expenses

Include interest income on financial assets, at the effective interest rate that includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the income statement using the effective interest method.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.2.32.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by (losses) the weighted average number of ordinary shares during the year.

Diluted earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares, during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

3.2.33.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the administrative expense, during the period in which the targets are attained.

3.2.34.	Accounting judgments, estimates and assumptions

As disclosed in note 2, Management used judgments, estimates and accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years, are presented below:

•	control, significant influence and consolidation (Note 1.1);

•	share-based payment transactions (Note 22);

•	transfer to control for revenue recognition (Note 28);

•	fair value of financial instruments (Note 4);

•	annual analysis of the impairment of non-financial assets (Notes 15 and 16);

•	expected credit losses (Note 7);

•	net realizable value provision for inventories (Note 8);

•	annual analyses of recoverability of taxes (Notes 9 e 12);

•	fair value of biological assets (Note 13);

•	useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

•	annual analysis recoverable amount of goodwill (Note 16);

•	provision for legal liabilities (Note 20); and

•	pension and post-employment plans (Note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on annual basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.	New standards, revisions and interpretations not yet adopted

The new and changed standards and interpretations issued, but not yet adopted until December 31, 2021, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.3.1.	Business Combination IFRS 3 - Reference to the conceptual framework (Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

3.3.2.	IAS 37 - Onerous contracts: Cost to fulfill an onerous contract (Applicable for annual periods on/or after January 1, 2022, early adoption permitted)

The amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when a onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the new definition.

The need for clarification was caused by the introduction of IFRS 15, which replaced the existing requirements related to revenue, including guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not do, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

3.3.3.	Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

In the process of building an item of property, plant and equipment for its intended use, an entity may in the same time produce and sell products generated in the process of construction of the item of property, plant and equipment. Before the change proposed by the IASB, in practice, several ways of accounting for such revenues were found. The IASB has amended the standard to provide guidance on accounting for such revenues and related production costs.

With the new proposal, the sale revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 Inventories must be applied in the identification and measurement of production costs.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.3.4.	IFRS 1 – First-time adoption of International Financial Reporting Standards (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

3.3.5.	IFRS 9 – Financial instruments (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

3.3.6.	IFRS 16 – Leases (no effective date is stated)

The amendment removes the illustration of the reimbursement of leasehold improvements.

As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

3.3.7.	IAS 41 – Agriculture (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date an entity initially applies the amendment.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.3.8.	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. (The effective date of the amendments has yet to be set by IASB; however, earlier application to the amendments is permitted.)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

3.3.9.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or the time of recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that refers to the transfer to a counterparty; a cash value, equity instruments, other assets or services.

3.3.10.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.3.11.	Amendments to IAS 8 Definition of Accounting Estimates (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

(i)	A change in accounting estimate that results from new information or new developments is not the correction of an error; and

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

3.3.12.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”), which were approved at the Board of Directors' meeting held on August 13, 2020 and are available on the Company's website.

The main factors considered by Management are:

(i)	liquidity;

(ii)	credit;

(iii)	exchange rate;

(iv)	interest rate;

(v)	fluctuations of commodity prices; and

(vi)	capital.

The Management is focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended level of volatility can influence the Company’s cash flows and income statement.

The Company has policies and procedures for managing market risk which aims:

(i)	reduce, mitigate or transfer exposure aiming to protect the Company’s cash flows and assets against fluctuations of market prices of raw material and products, exchange rates and interest rates, price and adjustment index ("market risk") or other assets or instruments traded in liquid markets or not to which the value of the assets, liabilities and cash flows are exposed;

(ii)	establish limits and instruments with the purpose of allocating the Company's cash within acceptable credit risk exposure parameters of financial institutions; and

(iii)	optimize the process of hiring financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to hiring inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Hedging instruments are hired exclusively for hedging purposes and are based on the following terms:

(i)	cash flow protection against currency mismatch;

(ii)	revenue flow protection for debt settlement and interest to fluctuation of interest rate and currencies; and

(iii)	fluctuation in pulp price and other supplies related to production.

Treasury team is responsible for identification, evaluating and seeking protection against possible financial risk. Board of Directors approves the financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments and the allocation of cash surplus.

The Company uses the most liquid financial instruments, and:

(i)	does not hired leveraged transactions or with other forms of embedded options that change its purpose of protection (hedge);

(ii)	does not have double indexed debt or other forms of implied options; and

(iii)	does not have any transaction that require margin deposits or other forms of collateral for counterparty credit risk.

The Company does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as set forth below.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	December 31, 2021	December 31, 2020
Assets
Amortized cost
Cash and cash equivalents	5	13,590,776	6,835,057
Trade accounts receivable	7	6,531,465	2,915,206
Dividends receivable	11	6,604	7,633
Other assets (1)		886,112	723,622
		21,014,957	10,481,518
Fair value through other comprehensive income
Other investments - Celluforce	14.1	28,358	26,338
		28,358	26,338
Fair value through profit or loss
Derivative financial instruments	4.5.1	1,442,140	1,341,420
Marketable securities	6	7,758,329	2,396,857
		9,200,469	3,738,277
		30,243,784	14,246,133
Liabilities
Amortized cost
Trade accounts payable	17	3,288,897	2,361,098
Loans, financing and debentures	18.1	79,628,629	72,899,882
Lease liabilities	19.2	5,893,194	5,191,760
Liabilities for assets acquisitions and associates	23	405,952	502,228
Dividends payable	11	919,073	6,232
Other liabilities (1)		164,216	152,231
		90,299,961	81,113,431
Fair value through profit or loss
Derivative financial instruments	4.5.1	7,894,528	8,117,400
		7,894,528	8,117,400
		98,194,489	89,230,831
		67,950,705	74,984,698

1)	Does not include items not classified as financial instruments.

4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate and indexes swaps is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) rate transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flows. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

The result of the trading of financial instruments is recognized at the closing or hiring dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the hiring of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising there from are transferred.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	December 31, 2021	December 31, 2020
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	51,183,520	43,703,482
Estimated to present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	19,441,297	20,546,778
In local currency
BNDES – TJLP	DI 1	355,494	1,399,177
BNDES – TLP	DI 1	686,247	647,235
BNDES – Fixed	DI 1	44,544	76,732
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	543,269	960,215
BNDES - Currency basket	DI 1	25,001	27,239
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,281,250	3,286,792
Debentures	DI 1	5,633,533	5,498,793
NCE (“Export Credit Notes”)	DI 1	1,352,291	1,322,813
NCR (“Rural Credit Notes”)	DI 1	289,344	283,702
Export credits (“Prepayment”)	DI 1	1,321,449	1,490,242
		84,157,239	79,243,200

The book values of loans and financing are disclosed in note 18.

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequency. In the year ended December 31, 2021, the impacts in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to debt redemption, including payments made in advance to strengthen the Company's liquidity.

The Company, through its subsidiary Suzano Pulp and Paper Europe SA, in order to improve the management of financial liquidity, has contracted, since February 2019, a Revolving Credit Facility, in the amount equivalent to US$500,000, maturing in February 2024 , with a union composed of 5 banks. The transaction was structured so that the Company and its subsidiary can use the credit facility at any time, throughout the contracted period, which will expire on February 20, 2024. On December 31, 2021, the facility was available, but not used.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

On December 1, 2021, the Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit, in the amount of up to R$3,000,000, to be disbursed in the coming years in forest, social and industrial investments. As of December 31, 2021, the line was available but not used.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	December 31, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	1,109,631	1,109,631	1,109,631
Other liabilities	164,216	164,216	92,123	72,093
	98,385,047	139,205,000	13,586,036	9,137,101	47,143,391	69,338,472

	December 31, 2020
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and associates	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Dividends payable	6,232	6,232	6,232
Other liabilities	152,231	152,231	94,722	57,509
	89,230,831	125,054,734	9,233,011	8,891,941	43,336,181	63,593,601

4.3.	Credit risk management

It is related to the possibility of non-compliance with the counterparty commitment in an operation. Credit risk is managed on a group and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, advances to suppliers for new projects, among others.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.3.1.	Trade accounts receivable and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

The risk classification of trade accounts receivable is set forth below:

	December 31, 2021	December 31, 2020
Low (1)	6,491,726	2,813,038
Average (2)	19,147	54,115
High (3)	55,355	89,942
	6,566,228	2,957,095

1)	Current and overdue to 30 days.

2)	Overdue between 30 and 90 days.

3)	Overdue more than 90 days.

Part of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$34,763 and R$41,889 as of December 31, 2021 and 2020, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk is set forth below:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	13,590,776	6,835,057
Marketable securities	7,758,329	2,396,857
Derivative financial instruments (1)	1,413,975	986,526
	22,763,080	10,218,440

1)	Does not include the derivative embedded in a forest partnership agreement and the supply of standing wood, which is not transacted with a financial institution.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The counterparties, substantially financial institutions, in which transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the rating agencies. The risk rating is set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Risk rating (1)
AAA				17,412
AA-			57,193	417,510
A+			8,318	1,617
A			601,475	73,135
A-			10,677	130,546
brAAA	21,149,838	7,704,501	576,195	305,311
brAA+	2,282	163,955	41,321	32
brAA	132,698	836,546	118,796	40,963
brAA-		278,712
brA+	313
brA		240,382
brBB+	2
brBB-	22,824
Others	41,148	7,818
	21,349,105	9,231,914	1,413,975	986,526

1)	We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly, related to fluctuations in exchange rate variation, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and the instruments to be implemented for the purpose of:

(i)	protecting cash flow due to currency mismatch;

(ii)	mitigating exposure to interest rates;

(iii)	reducing the impacts of fluctuation in commodity’s prices; and

(iv)	change of debt indexes.

The market risk management comprises the identification, the assessment and the implementation of the strategy, with the effective hiring of adequate financial instruments.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.1.	Exchange rate risk management

The fundraising financing and the currency hedge policy of the Company are guided considering substantial part of net revenue arises from exports with prices negotiated in U.S.Dollar, while substantial part of the production costs is attached to the Brazilian Real. This structure allows the Company to enter into export financing in U.S.Dollar and to reconcile financing payments with the cash flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company enter into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved on October the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project with a term of up to 36 months as of November 2021, in the amount of up to US$1,000,000.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	13,411,978	6,370,201
Marketable securities	2,394,667
Trade accounts receivables	5,043,453	1,938,614
Derivative financial instruments	1,028,450	621,385
	21,878,548	8,930,200
Liabilities
Trade accounts payables	(605,557)	(492,617)
Loans and financing	(65,972,300)	(58,145,087)
Liabilities for asset acquisitions and associates	(273,179)	(313,022)
Derivative financial instruments	(7,362,631)	(6,994,363)
	(74,213,667)	(65,945,089)
	(52,335,119)	(57,014,889)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.5805).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The following table set forth the potential impacts in absolute amounts:

	December 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	13,411,978	3,352,995	6,705,989
Marketable securities	2,394,667	598,667	1,197,333
Trade accounts receivable	5,043,453	1,260,863	2,521,727
Trade accounts payable	(605,557)	(151,389)	(302,779)
Loans and financing	(65,972,300)	(16,493,075)	(32,986,150)
Liabilities for asset acquisitions and associates	(273,179)	(68,295)	(136,590)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon or to investments in the Cerrado Project according to the extraordinary hedge described above and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic of COVID-19 and the effects on all global economies over the past few quarters, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used, in December 2020 it was R$5.1967 and in December  2021 it was R$5.5805, with an increase of 7.39%. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of December 31, 2021.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the year, this impact was partially offset by the positive effect on the Company's cash flow and, if the exchange rate remains stable, it will be offset by the appreciation of the hedge object in the coming years. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.5805	6.9756	8.3708	4.1854	2.7903
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	(6,692)	(41,779)	(83,558)	41,779	83,558
Derivative options	(187,811)	(4,343,120)	(10,141,893)	4,611,279	10,611,424
Derivative swaps	(6,357,678)	(4,361,283)	(8,722,564)	4,361,279	8,722,560

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already hired.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, began negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate on December 31, 2021 the Company has R$18,735,587 related to loan and financing contracts and R$1,156,180 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2021
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	14,506	332	664
Marketable securities	5,361,618	122,647	245,294
Loans and financing	(9,415,969)	215,390	430,781

TJLP
Loans and financing	(382,157)	5,083	10,165

LIBOR
Loans and financing	(18,062,236)	9,443	18,887

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2021
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	(6,692)	(477)	(942)	489	991
Derivative options	(187,811)	(285,226)	(558,292)	308,973	651,016
Derivative swaps	(6,357,678)	(28,950)	(56,557)	30,306	61,974
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(6,357,678)	117,420	234,792	(117,473)	(234,996)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2021. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
	2.84%	3.55%	4.25%
Embedded derivative in forestry partnership and standing wood supply agreements	28,165	203,262	418,180

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies and logistics and service contracts. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On December 31, 2021, the Company did not hire position to hedge its logistics costs (US$37,757 as of December 31, 2020).

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below:

(i)	Swap: the future value of the asset and liability are estimated by the cash flows projected by the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US dollar-denominated tip is measured using the discount using the exchange coupon curve (the remuneration, in US dollars, of the Reais invested in Brazil) and in the case of the BRL-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering both the credit risk of the Company and the counterparty. The exception is pre-fixed contracts x US$ where the present value at the tip denominated in US$ is measured through the discount using the LIBOR curve, disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

(iii)	Non-deliverable forward (NDF): a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, it is verified the difference between this quotation obtained and the rate that was contracted for the operation, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to present value by the future DI curve. Interest rate curves were obtained from B3.

(iv)	Swap US-CPI: liability cash flows are projected by the US inflation curve US-CPI, obtained by the implicit rates for inflation-linked US securities (“Treasury Protected against Inflation - TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rate implicit in the embedded derivative. The fair value of the embedded derivative is the difference between the two components, adjusted to present value by the curve of the exchange coupon obtained from B3.

(v)	Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, it is verified the difference between this projection obtained and the rate that the operation was contracted, considering both of Company’s and counterpart’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value by the LIBOR curve disclosed by Bloomberg.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The yield curves used to calculate the fair value in December 31, 2021, are as set forth below:

Interest rate curves
Term	Brazil	United States of America	Dollar coupon
1 month	9.15% p.a.	0.22% p.a.	18.07% p.a.
6 months	11.22% p.a.	0.32% p.a.	3.70% p.a.
1 year	11.79% p.a.	0.53% p.a.	2.50% p.a.
2 years	10.97% p.a.	0.92% p.a.	2.17% p.a.
3 years	10.60% p.a.	1.16% p.a.	2.18% p.a.
5 years	10.61% p.a.	1.36% p.a.	2.25% p.a.
10 years	10.71% p.a.	1.59% p.a.	2.47% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Instruments hired with protection strategy
Operational Hedge
ZCC	4,494,125	3,212,250	(187,788)	(780,457)
NDF (R$ x US$)	30,000	80,000	(7,043)	7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,600,000	3,683,333	(395,675)	(1,059,192)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	249,653	285,533
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(148,583)	(114,834)
Swap CDI x Fixed (U.S.$)	2,267,057	2,267,057	(5,230,612)	(4,977,309)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(760,505)	(508,328)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	590,372	646,068	28,165	354,900
Swap VLSFO (2)		37,757		15,759
			(6,452,388)	(6,775,980)

Current assets			470,261	484,043
Non-current assets			971,879	857,377
Current liabilities			(1,563,459)	(1,991,118)
Non-current liabilities			(6,331,069)	(6,126,282)
			(6,452,388)	(6,775,980)

1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

2)	As of December 31, 2020, includes Swap Brent, whose contracts were fully settled in the subsequent period.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.

(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.

(viii)	Swap Very Low Sulphur Fuel Oil (“VLSFO”) (oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

(ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the year ended December 31, 2021 compared to the fair value measured on December 31, 2020 is explained substantially by devaluation of the Brazilian Real against the U.S. Dollar and by the settlements for the year. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements for the year ended December 31, 2021, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market, including possible variations caused by the pandemic of COVID-19.

4.5.2.	Fair value by maturity schedule

	December 31, 2021	December 31, 2020
2021		(1,507,075)
2022	(1,093,198)	(918,030)
2023	(282,499)	(433,195)
2024	(759,082)	(705,859)
2025	(2,096,449)	(1,684,124)
2026 onwards	(2,221,160)	(1,527,697)
	(6,452,388)	(6,775,980)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	8,594,225	8,594,225	306,663	719
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	76,279	136,192
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	130,104	61,120
Swap IPCA to CDI	IPCA	1,078,706	974,102	255,422	285,533
Swap IPCA to U.S.$	IPCA	576,917	520,973
				768,468	483,564
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,267,057	2,267,057	(5,537,275)	(4,978,028)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(836,784)	(644,520)
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	(525,779)	(1,120,312)
Swap IPCA to CDI	R$	843,845	843,845	(5,769)
Swap IPCA to U.S.$	US$	121,003	121,003	(148,583)	(114,834)
				(7,054,190)	(6,857,694)
				(6,285,722)	(6,374,130)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	4,494,125	3,212,250	(187,788)	(780,457)
NDF (R$ x U.S.$)	US$	30,000	80,000	(7,043)	7,948
				(194,831)	(772,509)
Commodity hedge
Swap US-CPI (standing wood)	US$	590,372	646,068	28,165	354,900
Swap VLSFO	US$		37,757		15,759
				28,165	370,659
				(6,452,388)	(6,775,980)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2021	December 31, 2020
Operational hedge
Zero cost collar (R$ x U.S.$)	(1,269,231)	(2,268,158)
NDF (R$ x U.S.$)	1,399	(60,815)
	(1,267,832)	(2,328,973)
Commodity hedge
Swap VLSFO/other	(54,002)	(85,468)
	(54,002)	(85,468)
Debt hedge
Swap CDI to Fixed (U.S.$)	(266,268)	(1,888,906)
Swap IPCA to CDI (Brazilian Reais)	41,651	10,601
Swap IPCA to Fixed (U.S.$)	(4,819)	10,054
Swap Pre-Fixed to U.S.$	49,562	59,351
Swap LIBOR to Fixed (U.S.$)	(419,545)	(242,299)
	(599,419)	(2,051,199)
	(1,921,253)	(4,465,640)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

(i)	Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and the prices represent actual market transactions, which occur regularly on a commercial basis;

(ii)	Level 2 - Based on prices quoted in active markets for similar assets or liabilities, prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured through discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

(iii)	Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are IMA, discount rate and eucalyptus average gross sales prices.

For the year ended December 31, 2021, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

Fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
	637,616	8,562,853	12,277,090	21,477,559

Liabilities
Fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
		7,894,528		7,894,528

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
		8,117,400		8,117,400

4.7.	Risks linked to climate change and the sustainability strategy

In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.

The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate changes, which were evaluated in the context of preparation of financial statements. In the year ended December 31, 2021, Management considered the main risk data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company's biological assets, as follows:

•	losses of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;

•	reduction in productivity and expected growth (IMA) due to reduced availability of water resources in basins; and

•	interruption in the production chain due to adverse weather events.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(ii)	scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.

(iii)	structural changes in society and their impacts on business, such as:

•	regulatory and legal: arising from Brazilian and/or international regulatory changes that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

•	technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and low carbon;

•	market: arising from changes in the supply and demand of certain products and services as climate-related issues begin to be considered in decision-making; and

•	reputational: related to changing perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.

4.7.1.	Compliance with contractual clauses related to sustainability in sustainable debt securities (Sustainability linked bonds - “SLB” e Sustainability Linked Loan – “SLL”)

As disclosed in Note 18, the Company issued debt securities with metrics of environmental, social and corporate governance - ESG related to the intensity of our emissions, intensity of capture of water resources and aspects of diversity and inclusion. The non-compliance of these targets may generate a future increase in the cost of said debts, as provided for in the respective contracts.

4.7.2.	Climate risk management

The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. This structure, through its management system, allows the continuous monitoring of risks and their eventual impacts, the control of the variables involved and the definition and implementation of mitigating measures, which aim to reduce the exposures identified. The Company's assessment of the potential impacts of climate change and the transition to a low carbon economy is carried out on an ongoing basis and will continue to evolve and, when applicable, its impacts will be considered and evaluated by its management.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2021	December 31, 2020
Cash and banks (1)	0.36	11,720,774	6,212,318

Cash equivalents
Local currency
Fixed-term deposits (Compromised)	83.46 of CDI	14,506	115,032

Foreign currency
Fixed-term deposits (2)	0.73	1,855,496	507,707
		13,590,776	6,835,057

1)	Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2021	December 31, 2020
In local currency
Private funds	99.60 of CDI	17,120	175,317
Public titles measured at fair value through profit or loss	99.60 of CDI	637,616	444,712
Private Securities (CDBs)	102.44 of CDI	4,456,828	1,585,605
Private Securities (CDBs) - Escrow Account (1)	102.79 of CDI	250,054	184,778
Other		2,044	6,445
		5,363,662	2,396,857
Foreign currency
Time deposits (2)	0.79	2,376,369
Other	7.26	18,298
		2,394,667
		7,758,329	2,396,857

Current		7,508,275	2,212,079
Non-Current		250,054	184,778

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties (Note 1.2.2.).

2)	Refers to Time Deposit investments with maturity over 90 days, which is a remunerated bank deposit with a specific maturity period.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	December 31, 2021	December 31, 2020
Domestic customers
Third parties	1,449,177	970,796
Related parties (Note 11) (1)	73,598	47,685

Foreign customers
Third parties	5,043,453	1,938,614

(-) Expected credit losses	(34,763)	(41,889)
	6,531,465	2,915,206

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable for the year ended December 31, 2021, is R$6,121,316 (R$5,388,370 as of December 31, 2020).

7.2.	Breakdown of trade accounts receivable by maturity

	December 31, 2021	December 31, 2020
Current	5,972,945	2,603,229
Overdue
Up to 30 days	518,115	209,210
From 31 to 60 days	15,359	51,420
From 61 to 90 days	3,087	2,062
From 91 to 120 days	1,453	6,665
From 121 to 180 days	3,779	8,618
From 181 days	16,727	34,002
	6,531,465	2,915,206

7.3.	Rollforward of the expected credit losses

	December 31, 2021	December 31, 2020
Beginning balance	(41,889)	(41,996)
Addition	(2,547)	(9,350)
Reversal	3,184	3,328
Write-off	7,078	7,737
Exchange rate variation	(589)	(1,608)
Ending balance	(34,763)	(41,889)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021. As of December 31, 2020, there were no responsible customers for more than 10% of the total net revenue of the pulp and/or paper operating segment.

8.	INVENTORIES

	December 31, 2021	December 31, 2020
Finished goods
Pulp
Domestic (Brazil)	748,588	553,229
Foreign	1,037,760	1,102,994
Paper
Domestic (Brazil)	315,068	225,058
Foreign	95,383	87,638
Work in process	96,140	81,465
Raw material
Wood	1,094,058	1,012,113
Operating supplies and packaging	571,505	438,394
Spare parts and other	678,983	508,444
	4,637,485	4,009,335

Inventories are disclosed net of estimated losses.

8.1.	Rollforward of estimated losses

	December 31, 2021	December 31, 2020
Beginning balance	(79,885)	(106,713)
Addition (1)	(85,110)	(77,173)
Reversal	11,536	11,498
Write-off (2)	62,201	92,503
Ending balance	(91,258)	(79,885)

1)	Refers substantially to the (i) raw material in the amount of R$38,136 (R$56,305 as of December 31, 2020), (ii) finished pulp product of R$21,785 (R$1,239 as of December 31, 2020) and (iii) spare parts in the amount of R$21,184 (R$14,036 as of December 31, 2020).

2)	Refers mainly to the amounts of (i) raw material of R$47,231 (R$49,550 as of December 31, 2020), (ii) finished pulp product of R$3,212 (R$32,018 as of December 31, 2020) and (iii) spare parts in the amount of R$9,529 (R$4,989 as of December 31, 2020).

For the year ended December 31, 2021 and 2020, there were no inventory items pledged as collateral.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

9.	RECOVERABLE TAXES

	December 31, 2021	December 31, 2020
IRPJ/CSLL – prepayments and withheld taxes	94,323	223,754
PIS/COFINS – on acquisition of property, plant and equipment (1)	94,108	126,990
PIS/COFINS – operations	331,203	287,206
PIS/COFINS – exclusion ICMS (2)	582,433	128,115
ICMS – on acquisition of property, plant and equipment (3)	129,081	112,672
ICMS – operations (4)	1,363,453	1,393,260
Reintegra program (5)	49,265	110,121
Other taxes and contributions	50,291	24,089
Provision for loss of ICMS credits (6)	(1,064,268)	(1,164,782)
	1,629,889	1,241,425

Current	360,725	406,850
Non-current	1,269,164	834,575

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992, as disclosed in Note 20.3.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo and Bahia due to the difficulty of its realization.

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)
Addition	(62,738)		(62,738)
Write-off	1,331		1,331
Reversal (1)	161,921		161,921
Balance as of December 31, 2021	(1,064,268)		(1,064,268)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

10.	ADVANCES TO SUPPLIERS

	December 31, 2021	December 31, 2020
Forestry development program and partnerships	1,282,763	1,015,115
Advance to suppliers	59,564	43,162
	1,342,327	1,058,277

Current	59,564	43,162
Non-current	1,282,763	1,015,115

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product wood to Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the year ended December 31, 2021, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

11.1.	Balances recognized in assets and liabilities and amounts transacted in the year

	Assets		Liabilities		Financial result			Operating result
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
Transactions with controlling shareholders
Managements and related persons			(22,875)
Alden Fundo de Investimento em Ações			(17,701)
Controller			(131,841)
Suzano Holding	2	3	(248,789)			(966)	(1,188)	(2,621)	(4,063)	(4,757)
	2	3	(421,206)			(966)	(1,188)	(2,621)	(4,063)	(4,757)

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – note 11.2)			(9)	(5)				(422)	(392)	(9,178)
Bexma Participações Ltda	1	1						24	11	11
Bizma Investimentos Ltda	1	1						6	12	10
Ensyn Technologies		2,829			1	689
Ficus Empreendimentos e Participações Ltda									(655)
Fundação Arymax								2	2
Ibema Companhia Brasileira de Papel (1)	80,511	56,013	(6,288)	(2,834)				169,965	111,841	103,581
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	1						(4,399)	(4,168)	(5,272)
IPLF Holding S.A.								10	5	4
Mabex Representações e Participações Ltda								(137)	(50)	(100)
Lazam MDS Corretora e Adm. Seguros S.A.									3	7
Nemonorte Imóveis e Participações Ltda				(15)				(170)	(191)	(330)
Other shareholders			(497,867)	(6,232)
	80,514	58,845	(504,164)	(9,086)	1	689		164,879	106,418	88,733
	80,516	58,848	(925,370)	(9,086)	1	(277)	(1,188)	162,258	102,355	83,975

Assets
Trade accounts receivable	73,598	47,685
Dividends receivable	6,604	7,633
Other assets	314	3,530
Liabilities
Trade accounts payable			(6,288)	(2,849)
Dividends payable			(919,073)	(6,232)
Other liabillities			(9)	(5)
	80,516	58,848	(925,370)	(9,086)

1) Refers mainly to the sale of pulp.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set for the below:

	December 31, 2021	December 31, 2020	December 31, 2019
Short-term benefits
Salary or compensation	48,693	47,089	39,459
Direct and indirect benefits	880	852	1,747
Bonus	6,474	11,326	8,007
	56,047	59,267	49,213
Long-term benefits
Share-based compensation plan	46,306	75,022	45,739
	46,306	75,022	45,739
	102,353	134,289	94,952

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for year ended December 31, 2021. There is no provision for tax related to the profit of such associate in 2021.

12.1.1.	Deferred income and social contribution taxes

	December 31, 2021	December 31, 2020
Tax loss	1,156,876	1,013,008
Negative tax basis of social contribution	411,074	329,412

Assets temporary differences
Provision for judicial liabilities	249,345	233,100
Operating provisions and other losses	965,130	1,051,096
Exchange rate variation	6,555,202	6,112,906
Derivatives losses (“MtM”)	2,193,693	2,303,833
Amortization of fair value adjustment on business combination	699,535	718,645
Unrealized profit on inventories	298,888	176,847
Leases	373,372	287,066
Provision of deferred taxes on results of associates abroad		33,893
Other temporary differences (1)		158,172
	12,903,115	12,417,978

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	746,489	469,875
Property, plant and equipment - deemed cost	1,316,859	1,385,642
Accelerated tax depreciation	944,949	1,025,136
Borrowing cost	99,399	110,036
Fair value of biological assets	430,966	237,879
Deferred taxes, net of fair value adjustment	427,313	469,419
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	198,027	43,559
Other temporary differences	9,184
	4,173,186	3,741,546

Non-current assets	8,729,929	8,677,002
Non-current liabilities		570

1)	On December 29, 2020, with the final decision of Administrative Council for Economic Defense’s (“CADE”) approval, related to the purchase and sale agreement of rural property, Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition only occurred at the Closing of the transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation, which are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax loss carryforwards

	December 31, 2021	December 31, 2020
Tax loss carry forward	4,627,504	4,052,013
Negative tax basis of social contribution carryforward	4,567,489	3,660,133

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

12.1.3.	Rollforward of deferred tax assets

	December 31, 2021	December 31, 2020
Beginning balance	8,676,432	1,555,165
Tax loss	143,868	412,759
Negative tax basis of social contribution	81,662	183,066
Provision (Reversal) for judicial liabilities	16,245	(32,471)
Operating provisions (reversal) and other losses	(53,467)	136,400
Exchange rate variation	442,296	4,110,964
Derivative (gains) losses (“MtM”)	(110,140)	1,685,406
Amortization of fair value adjustment on business combination	22,996	37,917
Unrealized profit on inventories	122,041	(116,475)
Lease	86,306	265,022
Goodwill - Tax benefit on unamortized goodwill	(276,614)	(253,018)
Property, plant and equipment - deemed cost	68,783	120,578
Accelerated tax depreciation	80,187	88,064
Borrowing cost	10,637	(5,487)
Fair value of biological assets	(225,586)	(184,377)
Deferred taxes on the result of associates abroad (1)	(33,893)	497,743
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (Note 20.3)	(154,468)
Other temporary differences (2)	(167,356)	175,176
Ending balance	8,729,929	8,676,432

1)	On December 31, 2020, amount reversed as a result of a favorable judgement entered for Company, which ensured Company’s right to calculate and pay the Corporate Income Tax and Social Contribution on Net Income due in Brazil, without adding to its taxable base the profit earned as of January 2019 by its wholly-owned subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), in accordance with the terms of the Brazil-Austria Double Taxation Treaty, either with regard to the merged company Fibria Celulose SA (wholly-owned subsidiary merged on April 1, 2019) in relation to the 1st quarter 2019 base period early terminated due to the merger, either with respect to the subsequent calculation base periods when Suzano International Trade GmbH was already a subsidiary of the Company.

2)	On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (Note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition occurred at the Closing of the Transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31, 2021	December 31, 2020	December 31, 2019
Net income (loss) before taxes	8,832,957	(17,642,129)	(4,097,203)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(3,003,205)	5,998,324	1,393,049

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	3,445,206	1,373,845	(24,933)
Equity method	44,309	12,288	10,878
Thin capitalization (2)	(603,612)	(675,356)	(95,003)
Credit related to Reintegra Program	7,398	6,278	4,515
Tax incentives (3)	16,443	10,668	18,919
Director bonus	(15,656)	(7,677)	(43,913)
Offset income tax abroad		72,890
Merger of subsidiaries		67,311
Donations / Fines - Other	(88,308)	68,623	18,949
	(197,425)	6,927,194	1,282,461
Income tax
Current	(276,431)	(173,322)	(220,311)
Deferred	69,669	5,225,655	1,093,200
	(206,762)	5,052,333	872,889
Social Contribution
Current	(15,684)	(8,604)	(25,799)
Deferred	25,021	1,883,465	435,371
	9,337	1,874,861	409,572
Income and social contribution benefits (expenses) on the year	(197,425)	6,927,194	1,282,461

Effective rate of income and social contribution tax expenses	2.24%	39.27%	31.30%

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On December 31, 2021 the Company did not meet all limits and requirements therefore the expense is not deductible for the period.

3)	Income tax and social contribution deduction on profit or loss referring to the use of the (i) expenses with research and development (ii) PAT benefit ("Worker Food Program"), (iii) donations made in cultural projects, audiovisual, (iv) child and adolescent rights funds, and (v) extension of maternity and paternity leave.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA), Imperatriz (MA) and Aracruz – Portocel (ES) regions and in areas of the Superintendence of the Amazon Development (“SUDAM”) in the Belém (PA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024, Eunápolis – Veracel (BA) and Belém (PA) facility, expire in 2025 and Aracruz – Portocel (ES), expire in 2030.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balances on December 31, 2020	11,161,210
Addition	3,807,608
Depletion	(3,189,726)
Transfers	23,471
Gain on fair value adjustment	763,091
Disposal	(211,433)
Other write-offs	(105,489)
Balances on December 31, 2021	12,248,732

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions such as Average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management, applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	December 31, 2021	December 31, 2020
Planted useful area (hectare)	1,060,806	1,020,176
Mature assets	138,739	111,866
Immature assets	922,067	908,310
Average annual growth (IMA) – m3/hectare/year	37.58	38.43
Average gross sale price of eucalyptus – R$/m3	76.38	70.22
Discount rate - %	8.9%	8.9%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$763,091 recognized under other operating income (expense), net (Note 30).

	December 31, 2021	December 31, 2020
Physical changes	148,190	156,906
Price	614,901	309,578
	763,091	466,484

The Company manages the financial and climate risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the year ended December 31, 2021 and 2020.

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2021	December 31, 2020
Investments in associates and joint ventures	263,965	96,373
Goodwill (1)	231,743	236,360
Other investments evaluated at fair value through other comprehensive income - Celluforce	28,358	26,338
	524,066	359,071

1)	The movement is due to the events disclosed in Note 1.2.5.

14.2.	Investments in associates and joint ventures

				Company Participation
	Information of joint ventures as of December 31, 2021			Carrying amount		In the income (expenses) of the year
	Equity	Income (expenses) of the year	Participation equity (%)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Associate
Ensyn Corporation	16,089	(24,131)	26.24%	4,222	5,472	(6,332)	(7,629)
Spinnova Plc (1)	656,496	(92,023)	19.14%	125,653	15,387	(17,613)	(5,903)
				129,875	20,859	(23,945)	(13,532)
Joint ventures
Domestic (Brazil)
Ibema Companhia Brasileira de Papel	235,349	88,228	49.90%	117,439	70,305	44,026	49,674
Foreign
F&E Technologies LLC	11,188		50.00%	5,594	5,209
Woodspin Oy	22,115	(9)	50.00%	11,057		(4)
				134,090	75,514	44,022	49,674

Other movements						110,239
						110,239
				263,965	96,373	130,316	36,142

1)	Increase in Spinnova’s investment refers to the effects of this investee’s IPO (Note 1.2.5).

Average share price quoted on the NFNGM is EUR13.43 (thirteen Euros and forty-three cents) in the year ended December 31, 2021.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		4.03	5.86		16.24

Cost
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (3)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfer and other (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068

Depreciation
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfer and other		(115)	1,145		(506)	524
Balance as of December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)

Book value
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes, mainly, the write-off for the sale of rural properties to Turvinho (Note 1.2.2).

3)	Includes transfers carried out between the items of property, plant and equipment, intangible, inventories and assets held for sale (Note 1.2.2).

For the year ended December 31, 2021, the Company evaluated the business, market and climate impacts and did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.	Items pledged as collateral

For the year ended December 31, 2021, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$19,488,481 (R$20,903,151 in the same units as of December 31, 2020).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

15.2.	Capitalized expenses

For the year ended December 31, 2021, the Company capitalized loan costs in the amount of R$18,624 (R$10,636 as of December 31, 2020). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 12.04% p.a. (9.06% p.a. as of December 31, 2020).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	December 31, 2021	December 31, 2020
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,216	1,196
	8,019,599	8,017,579

1)	Refer to other intangible assets with indefinite useful life such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is done annually using the discounted cash flow method. In 2021, the Company used the strategic plan and annual budget with growing projections until 2026 and the average perpetuity of the cash generating unit considering a nominal rate of 3.14% p.a. from this date, based on historical information of previous years, economic and financial projections from each specific market that the Company has operations, impacts of potential climate changes, and additionally include official information disclosed by independent institutions and government agencies.

The discount rate, after taxes, adopted by the Management was 8.50% p.a., calculated based on weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

	2022	2023	2024	2025	2026
Net average pulp price – Foreign market (US$/t)
Asia	514.9	595.7	607.2	546.2	550.0
Europa	571.5	545.7	597.8	535.2	550.0
North America	613.4	592.6	649.2	581.2	597.3
Latin America	609.5	582.7	638.3	571.4	587.3
Net average pulp price – Internal market (US$/t)	536.7	504.3	552.4	494.6	508.3
Average exchange rate (R$/U.S.$)	5.24	5.10	5.08	5.43	5.19
Discount rate (post-tax)	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.
Discount rate (pre-tax)	11.90% p.a.	11.90% p.a.	11.90% p.a.	11.90% p.a.	11.90% p.a.

Based on Management's analyzes carried out in 2021, the recoverable amount is higher than the book value and, consequently, no impairment loss was identified.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

16.2.	Intangible assets with determined useful life

		December 31, 2021	December 31, 2020
Beginning balance		8,741,949	9,649,789
Additions		285,278	2,307
Amortization		(973,516)	(980,385)
Transfers and others		(38,971)	70,238
Ending balance		8,014,740	8,741,949
Represented by	Average rate %
Non-compete agreement	5 and 46.1	5,394	5,706
Ports concession	4.3	199,658	209,506
Lease agreements	16.9	21,873	29,373
Supplier agreements	12.9	70,368	85,182
Port service contracts	4.2	609,283	639,275
Cultivars	14.3	81,568	101,960
Trademarks and patents	10.0	14,071	16,627
Customer portfolio	9.1	6,567,840	7,388,820
Supplier agreements	17.6	31,993	41,250
Software	20.0	121,312	123,788
Others	7.2	291,380	100,462
		8,014,740	8,741,949

For the year ended December 31, 2021, the Company did not identify any trigger to perform the impairment test of intangible assets with determined useful life.

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2021	December 31, 2020
In local currency
Related party (Note 11.1) (1)	6,288	2,849
Third party	2,677,052	1,865,632
In foreign currency
Third party	605,557	492,617
	3,288,897	2,361,098

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
In foreign currency
BNDES	UMBNDES	4.81	14,399	2,506	11,952	24,486	26,351	26,992
Bonds	Fixed	4.99	972,053	779,046	46,253,007	37,232,554	47,225,060	38,011,600
Export credits (“export prepayment”)	LIBOR/Fixed	2.36	818,896	718,623	17,916,691	19,400,208	18,735,587	20,118,831
Others			782	2,516			782	2,516
			1,806,130	1,502,691	64,181,650	56,657,248	65,987,780	58,159,939
In local currency
BNDES	TJLP	7.63	67,499	276,441	312,077	1,254,222	379,576	1,530,663
BNDES	TLP	9.68	32,854	25,535	703,502	522,367	736,356	547,902
BNDES	Fixed	4.79	24,672	29,115	22,611	47,177	47,283	76,292
BNDES	SELIC	5.52	35,086	98,531	782,685	1,068,959	817,771	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.28	1,561,639	32,156	1,687,560	3,025,527	3,249,199	3,057,683
NCE (“Export credit note”)	CDI	10.15	39,535	15,184	1,276,330	1,275,045	1,315,865	1,290,229
NCR (“Rural producer certificate”)	CDI	10.57	7,335	2,738	273,852	273,578	281,187	276,316
Export credits (“export prepayment”)	Fixed	8.06	77,694	77,570	1,314,737	1,313,661	1,392,431	1,391,231
Debentures	CDI	10.71	21,980	7,590	5,418,088	5,415,061	5,440,068	5,422,651
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)			(18,887)	(24,165)		3,651	(18,887)	(20,514)
			1,849,407	540,695	11,791,442	14,199,248	13,640,849	14,739,943
			3,655,537	2,043,386	75,973,092	70,856,496	79,628,629	72,899,882

Interest on financing			1,204,490	935,010			1,204,490	935,010
Non-current funding			2,451,047	1,108,376	75,973,092	70,856,496	78,424,139	71,964,872
			3,655,537	2,043,386	75,973,092	70,856,496	79,628,629	72,899,882

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.2.	Rollforward in loans, financing and debentures

	December 31, 2021	December 31, 2020
Beginning balance	72,899,882	63,684,326
Fundraising, net issuances	16,991,962	14,761,796
Interest accrued	3,207,278	3,286,254
Premium with early settlement	260,289	391,390
Monetary and exchange rate variation, net	4,847,320	13,365,471
Settlement of principal	(15,469,423)	(19,092,810)
Settlement of interest	(2,953,573)	(3,244,948)
Payment of premium with early settlements	(260,289)	(378,382)
Amortization of fundraising costs	103,246	87,959
Others	1,937	38,826
Ending balance	79,628,629	72,899,882

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.3.	Breakdown by maturity – non current

	2023	2024	2025	2026	2027	2028 onwards	Total
In foreign currency
BNDES	11,952						11,952
Bonds			1,876,648	2,904,133	3,859,970	37,612,256	46,253,007
Export credits (“export prepayment”)		2,103,437	6,113,748	5,388,749	4,310,757		17,916,691
	11,952	2,103,437	7,990,396	8,292,882	8,170,727	37,612,256	64,181,650
In local currency
BNDES – TJLP	67,880	47,624	97,483	84,422	6,995	7,673	312,077
BNDES – TLP	18,866	18,866	17,618	23,245	91,995	532,912	703,502
BNDES – Fixed	18,610	4,001					22,611
BNDES – Selic	58,779	50,281	181,221	181,266	23,352	287,786	782,685
CRA (“Agribusiness Receivables Certificates”)	1,687,560						1,687,560
NCE (“Export credit note”)			640,800	635,530			1,276,330
NCR (“Rural producer certificate”)			137,500	136,352			273,852
Export credits (“export prepayment”)		1,314,737					1,314,737
Debentures			2,340,550	2,329,715		747,823	5,418,088
	1,851,695	1,435,509	3,415,172	3,390,530	122,342	1,576,194	11,791,442
	1,863,647	3,538,946	11,405,568	11,683,412	8,293,069	39,188,450	75,973,092

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.4.	Breakdown by currency

	December 31, 2021	December 31, 2020
Brazilian Reais	13,629,978	14,727,803
U.S. Dollar	65,972,300	58,145,087
Currency basket	26,351	26,992
	79,628,629	72,899,882

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	December 31, 2021	December 31, 2020
Bonds	434,970	173,964	261,006	238,568
CRA and NCE	125,222	103,616	21,606	32,374
Export credits (“export prepayment”)	191,710	80,893	110,817	56,028
Debentures	24,467	11,455	13,012	16,039
BNDES (“IOF”) (1)	62,658	49,185	13,473	40,611
Others	18,147	16,999	1,148	1,422
	857,174	436,112	421,062	385,042

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the year

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 10, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.570.000 (equivalent to R$8,481,768 on the transaction date) maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier.

18.6.2.	Issuance of Sustainability-linked Notes 2032 (“Notes 2032”)

On July 1, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$1,000,000 (equivalent to R$5,005,500 on the transaction date) with yield of 3.280% p.a., with a coupon of 3.125% p.a., to be paid semi-annually, on the 15th of January and July of each year, starting on January 15, 2022, and maturing on January 15, 2032.

The Notes have environmental performance indicators (“Key Performance Indicator - KPI”) associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieve 30% in the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion and in convergence with the implementation of its Long Term Goal.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Under the terms of the Senior Notes 2032, from July 16, 2027 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water abstraction to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association.

The Notes are senior obligations and are fully guaranteed by the Company.

18.6.3.	Issuance of Sustainability-linked Notes 2028 (“Notes 2028”)

On September 8, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$500,000 (equivalent to R$2,609,500 on the transaction date) with yield of 2.70% p.a., with a coupon of 2.50% p.a., to be paid semi-annually, on the 15th of March and September of each year, starting on March 15, 2022, and maturing on September 15, 2028.

The Notes have the same environmental performance indicators (KPI) assumed by the 2032 Senior Notes and are fully guaranteed by the Company. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.

18.7.	Relevant transactions settled in the year

18.7.1.	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,454,025, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2%, transaction cost in the amount of R$24,097 and premium payment in the amount of R$32,933.

18.7.2.	Export Prepayment Agreements (“EPP”)

On March 8, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the principal amount of US$1,666,848 (equivalent to R$9,558,205 on the transaction date), with original maturity in December 2023 and quarterly interest payments of 1.15% p.a. plus quarterly LIBOR.

On December 27, 2021 the Company, through its associate Suzano International Trade GmbH e Fibria Overseas Finance Ltd.,has concluded a transaction to extend the debt maturity date of the export prepayment agreement, on total amount of US$750.000 (equivalent to R$2,910,975 on the transaction date), signed on June 14, 2019. The EPP Agreement remains with the same commercial conditions as originally agreed, at the cost of Libor + 1.15% p.a.

18.7.3.	Total Repurchase of 2024 Notes

On July 26, 2021 the Company, through its associate Fibria Overseas Finance Ltd. (“Fibria Overseas”) exercised its right to redeem all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352,793 (equivalent to R$1,829,690 on the transaction date).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Fibria Overseas redeemed the 2024 Notes, with funds obtained from the issuance of the 2032 Notes (Note 30.1), at a repurchase price equal to the greater of (a) 100.0% of the principal amount thereof, and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon discounted to the repurchase date on a semi-annual basis using a discount rate equal to the treasury rate plus 0.40%, plus in the case of item (a) only, accrued and unpaid interest on the principal amount of the 2024 Notes to the repurchase date (the “Make-Whole Amount”), plus in each case any accrued and unpaid interest and additional amounts, if any, on such securities to the repurchase date, as calculated by the Independent Investment Banker.

In the execution of the total repurchase, premium payments were made in the amounts of US$43,781 (equivalent to R$227,063 on the transaction date), to the bondholders of Notes 2024 recognized in the financial result and payment of interest of US$3,807 (equivalent to R$19,745 on the transaction date).

The 2024 Notes are no longer listed on the NYSE and the related guarantee by the guarantor was cancelled and any obligation thereunder extinguished.

18.7.4.	Early Settlement of the Export Prepayment Agreement

On July 27, 2021 the Company, through its associate Suzano Pulp and Paper Europe S.A., concluded the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333,152 (equivalent to R$1,721,364 on the transaction date), at the cost of Libor + 1.15% p.a., with an average term of 24 months and final maturity in December 4, 2023.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward is set forth below:

	Lands and farms	Machines and equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions/updates	858,085	45,624	90,616	95,768	2,675	1,092,768
Depreciation (1)	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs				(5,982)		(5,982)
Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1)	The amount of depreciation related to land is reclassified to biological assets to compose the formation cost.

For the year ended December 31, 2021, the Company is not committed to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the year ended December 31, 2021, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.89	November/2049	2,971,738
Machines and equipment’s	11.05	April/2035	182,297
Buildings	9.70	December/2031	79,669
Ships and boats	11.39	February/2039	2,656,935
Vehicles	10.04	October/2023	2,555
			5,893,194

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction has been effective since February 08, 2021 and May 11, 2021, for each of the ships and will not be renewed.

The rollforward is set forth below:

Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760
Additions	964,519
Write-offs	(5,982)
Payments	(1,012,137)
Accrual of financial charges (1)	560,619
Exchange rate variation	194,415
Balance as of December 31, 2021	5,893,194

Current	623,282
Non-current	5,269,912

1)	On December 31, 2021, the amount of R$132,685 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$88,540 as of December 31, 2020).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

19.2.1.	Amounts recognized in the statement of income for the year

The amounts recognized are set for the below:

	December 31, 2021	December 31, 2020
Expenses relating to short-term assets	5,239	7,365
Expenses relating to low-value assets	3,413	12,182
	8,652	19,547

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these consolidated financial statements, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward and changes in the provisions according to the nature of the proceedings for probable losses, net of judicial deposits

	December 31, 2021
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities (1) (2)	Total
Balance provision at the beginning for the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-off	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustment	10,270	15,702	11,747		37,719
Balance provision	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Balance provision at the end for the year	341,506	133,623	62,942	2,694,541	3,232,612

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,496,358 and civil in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31, 2020
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities (1) (2)	Total
Balance provision at the beginning for the year	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Balance provision	476,070	217,180	50,368	2,709,253	3,452,871
Judicial deposits	(135,641)	(57,780)	(3,495)		(196,916)
Balance provision at the end for the year	340,429	159,400	46,873	2,709,253	3,255,955

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

20.1.1.	Tax and social security

For the year ended December 31, 2021, the Company has 50 (fifty) (51 (fifty-one) as of December 31, 2020) administrative and judicial lawsuits of a tax and social security nature in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

For the year ended December 31, 2021, the Company has 987 (nine hundred eighty-seven) (1,010 (one thousand and ten) as of December 31,2020) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

For the year ended December 31, 2021, the Company has 57 (fifty-seven) (58 (fifty-eight) as of December 31, 2020) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	December 31, 2021	December 31, 2020
Taxes and social security (1)	7,539,938	7,145,147
Labor	211,767	263,971
Civil and environment (1)	3,691,778	3,068,884
	11,443,483	10,478,002

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,515,486 (R$2,677,970 as of December 31, 2020), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

20.2.1.	Tax and social securities

For the year ended December 31, 2021, the Company has 766 (seven hundred sixty-six) (782 (seven hundred eighty-two) as of December 31, 2020) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$7,539,938 (R$7,145,147 as of December 31, 2020) for which there is no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (“CARF - Conselho Administrativo de Recursos Fiscais”) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. In the year ended December 31, 2021 the amount is R$2,351,673 (R$2,296,032 as of December 31, 2020).

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010: in December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. In the year ended December 31, 2021 the amount is R$728,567 (R$712,531 as of December 31, 2020).

(iii)	IRPJ/CSLL - partial approval: the Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. In the year ended December 31, 2021 the amount is R$106,811 (R$104,873 as of December 31, 2020).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company was granted its request by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by SUDENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods.

The contingency is being discussed in the judicial sphere, where the final judgment of the Embargoes Execution presented by the Company is awaited. In the year ended December 31, 2021 the amount is R$129,701 (R$127,391 as of December 31, 2020).

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and the Company filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2021 is R$169,784 (R$166,355 as of December 31, 2020).

(vi)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for offsetting IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. From this decision, the Company filed a Voluntary Appeal with CARF, which is pending judgment. In the year ended December 31, 2021 the amount is R$111,437 (R$109,903 as of December 31, 2020).

(vii)	Tax assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified about the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The Company, based on the legal advisors, considered the risk of loss as possible in regard to the Company and, in reference to the Officers, also possible but with more chances of winning (possible to remote). In the year ended December 31, 2021 the amount is R$470,119 (R$454,898 as of December 31, 2020).

(viii)	Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on calendar year 2015, due to the lack of addition, in determining taxable income and the social contribution calculation basis, of profits earned by subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. Currently, the defense presented at the administrative level is awaiting judgment. In the year ended December 31, 2021 the amount is. R$149,486 (R$145,026 as of December 31, 2020).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

20.2.2.	Labor

On December 31, 2021, the Company was a defendant in 1,462 (one thousand, four hundred and sixty-two) labor lawsuits, totaling R$211,767 (1,653 (one thousand, six hundred and fifty-three) labor lawsuits, totaling R$263,971 as of December 31, 2020).

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2021, the Company is a defendant in approximately 205 (two hundred and five) civil, environmental and real estate lawsuits, totaled the amount of R$3,691,778 (324 (three hundred and twenty-four lawsuits totaled R$3,068,884 as of December 31, 2020).

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant are mainly related to the discussion about the competence for environmental licensing, repair of environmental damages, matters of an indemnity nature, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, executions, credit qualifications in bankruptcy and judicial recovery), actions of interest to social movements, such as such as landless workers, quilombola communities, indigenous people and fishermen, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions, by way of damages caused to third parties (including employees).

Regarding civil matters, we are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions (ii) an increase in the fine for cases of overweight and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled against the Company. Suzano presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

In 2021, both were suspended due to the decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Still no date for judgment.

Furthermore, the Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition of cultivation of this biological asset by the competitor is protected by an injunction still in force. While the sentence is pending, the competitor filed an action to annul the cultivar registration, but the course of the first action was not harmed. The judgment of the case is awaited.

In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it were due, the put option clause is abusive in the economic relationship of the contract. The case is still in the process of submitting the formal statements of each party to the Arbitral Tribunal.

The Company is still defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State Espírito Santo and BNDES, aiming at the nullity of some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of 1st instance of the Federal Justice, declare the nullity of these titles and determine the return of these properties to the property of the State. The decisions rendered are not final and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles are discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano's best information, only approximately 4,000 hectares are included in demarcation procedures initiated by INCRA in favor of quilombola communities in region. None of these demarcation procedures is finalized. Suzano is the legitimate owner of the properties under discussion and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.

Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays in our planting schedule and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has competence to execute the licensing process and there is no clear legal basis to support such jurisdiction.

In addition, we are involved in 1 (“one”) ACP filed by the MPF in the state of the negative impacts of our operation in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. We believe in remote chances of loss in this case, since the report used to support the requests was made unilaterally and will be questioned during the expert investigation.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

It should be noted that 2 (“two”) litigations that appeared in previous financial statements were closed, which are: i) ACP related to the environmental impacts allegedly caused in the city of Cubatão/SP, in which an agreement was reached with the Public Ministry of State of São Paulo (“MPSP”), pending ratification by the São Paulo Court of Justice and ii) ACP related to the licensing of eucalyptus plantations in the Urbano Santos/MA region, in which an agreement was signed by the competent federal court .

20.3.	Contingent assets

20.3.1.	Assets arising from the exclusion of VAT (ICMS) from PIS and COFINS tax basis

In judgment held on May 13, 2021, the Federal Supreme Court (“STF”) examined the amendment of judgment filed by the Federal Government, set out the understanding regarding the exclusion of VAT (ICMS) from PIS and COFINS tax basis in the Extraordinary Appeal proceeding nº 574,706, stating that:

(i)	The effects of exclusion of VAT (ICMS) from PIS and COFINS tax basis must take place after March 15, 2017, except for lawsuits and administrative requirements filled by March 15, 2017, and

(ii)	The VAT (ICMS) to be excluded from tax basis from PIS and COFINS is what is highlighted in the invoices.

With the edition of Opinion Nº. 7698/2021, the National Treasury Attorney's Office ("PGFN"), confirming the understanding of the STF, established that:

(i)	Regarding to income earned from March 16, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, regardless of whether legal entity has filed a lawsuit or not; and

(ii)	Regarding to income earned up to March 15, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, only if the legal entity has filed a lawsuit by March 15, 2017.

Over the years, the Company and its associates have filled lawsuits to recognize their rights to exclude ICMS (VAT) from the PIS and COFINS tax basis, including periods since March 1992. The lawsuits filed by the Company and its associates are in different procedural phases, with some final decision and other pending final position by the Courts. Notwithstanding, the fact that the lawsuits are in different procedural phases, the Company believes, supported by its legal counsel, that due to the final decision by the STF on the matter, the economic benefits arising from the lawsuits are practically certain and, therefore, they are no longer contingent assets, and the credits must be recorded.

Thus, in the year ended December 31, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the STF regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$582,433, of which were recognized, R$128,115 in September 2019 and R$454,318 until December 2021. Recognition is based on the best estimate and tax documents currently available, and this amount may be subject to adjustments arising from obtaining tax documents for older periods and/or other adjustments, to the estimate that may arise in the final confirmation of the effective values of the credit.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

20.3.2.	SELIC update on undue tax

In September 2021, the STF held, by a majority of votes, that the Federal Government cannot charge IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax. Nevertheless, the aforementioned judgment has not been definitively concluded with the respective final and unappealable decision, the Company, together with its advisors, understands that, in principle, there is no possibility of reversing the understanding on the merits. In this way, the Company carried out a survey of the credits referring to IRPJ and CSLL to be recovered, and in view of the immateriality of the amounts until this moment, it understands the continuity of the survey with external advisors for the proper bookkeeping of the assets in a timely manner.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has a current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan – Suzano Prev

In 2005, the Company established the Suzano Prev pension plan managed by BrasilPrev, an open private pension entity, which serves employees of Suzano Group Companies, in the defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 URS's, in addition to the 0.5% contribution, the contributions of the company follow the employees' contributions and affect on the portion of the salary that exceeds the 10 URS's, which can vary from 1% to 6% of the nominal salary. This plan is called Basic Contribution1.

The Company's contributions to the employee are 0.5% of the nominal salary that does not exceed 10 Suzano reference units (“URS”), even though there is no contribution from the employee. This plan is called Basic Contribution 2.

From August 2020, for employees who have a salary lower than 10 URS’s, they will be able to invest 0.5 or 1.0% of the nominal salary and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of the salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counterpart from the Company and the employee must consider the two contributions to limit 12% of the salary.

Access to the balance formed by the Company's contributions only occurs upon dismissal and is directly related to the length of employment relationship.

Contributions made by the Company for the year ended December 31, 2021 totaled R$13,993 recognized in under employee benefits (R$9,388 as of December 31, 2020, includes balance from Fundação Senador José Ermírio de Moraes – Funsejem, terminated in July 2020).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement, as detailed below.

21.2.1.	Medical assistance

The Company guarantees health care program cost coverage for a group of former employees who retired until 1998 and until 2003 at the Suzano, São Paulo administrative office and Limeira and until 2007 at the Jacareí unit, as well as their spouses for life and dependents while they are underage.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

Main actuarial risks related are (i) lower interest rates (ii) longer than expected mortality tables, (iii) higher than expected turnover and (iv) higher than expected medical costs growth.

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired until 2005 at Suzano and São Paulo administrative office and did not choose for the supplementary retirement plan.

Main actuarial risks related are (i) lower interest rates and (ii) higher than expected mortality.

21.2.3.	Rollforward of actuarial liability

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2019	736,179
Interest on actuarial liabilities	53,092
Actuarial loss	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid	(38,468)
Balance on December 31, 2020	785,045
Interest on actuarial liabilities	55,849
Actuarial gain	(119,642)
Exchange rate variation	37
Benefits paid	(46,131)
Balance on December 31, 2021	675,158

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2021	December 31, 2020
Economic
Nominal discount rate – medical assistance and life insurance	8.92% p.a.	7.16% p.a.
Medical cost growth rate	3.25% p.a.	3.25% p.a.
Nominal inflation	3.25% p.a.	3.25% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disable persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
	90% married	90% married
Family composition	Men 4 years + old	Men 4 years + old
Permanency in the plan	100%	100%

21.2.5.	Sensitivity analysis

The sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2021, as set forth below:

Discount rate		Medical costs growth rate
+0.50%	R$(702,456)	+1.00%	R$741,047
-0.50%	R$631,746	-1.00%	R$(601,154)

21.2.6.	Forecast and average duration of payments of obligations

The expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations, are as set forth below:

Payments	Medical assistance and life insurance
2022	38,830
2023	41,550
2024	44,373
2025	47,191
2026	50,125
Up to 2027	294,479

22.	SHARE-BASED COMPENSATION PLAN

For the year ended December 31, 2021, the Company has 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) restricted shares, settled in shares.

The characteristics and measurement method of such each plan are disclosed below.

22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Throughout 2020, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options. In this plan,

In the PS plan, the beneficiary does not make any investment and in the SAR plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The rollforward is set forth below:

	December 31, 2021	December 31, 2019	December 31, 2018

	Number of shares
Beginning balance	5,772,356	5,996,437	5,045,357
Granted during of the year	1,906,343	1,770,384	2,413,038
Exercised (1)	(1,860,334)	(1,789,413)	(827,065)
Exercised due to resignation (1)	(86,196)	(21,253)	(106,983)
Abandoned / prescribed due to resignation	(316,415)	(183,799)	(527,910)
Ending balance	5,415,754	5,772,356	5,996,437

1)	The average price for share options exercised and exercised due to termination of employment, for the year ended December 31, 2021 was R$60,30 (sixty Brazilian Reais and thirty cents) ( (R$43.14 (forty-three Brazilian Reais and fourteen cents) as of December 31, 2020).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

On December 31, 2021, the consolidated outstanding phantom shares option plans are as set forth below:

December 31, 2021
Plan	Grant date	Exercise date	Fair value on grant date (1)	Quantity of outstanding options granted
SAR 2017	04/03/2017	04/03/2022	R$13.30	7,405
ILP 2017 – 60	04/03/2017	04/03/2022	R$13.30	304,512
Diferral 2017	03/01/2018	03/01/2022	R$19.88	154,242
SAR 2018	04/02/2018	04/02/2023	R$21.45	36,231
ILP 2019 – 36	03/01/2019	03/01/2024	R$41.10	470,000
Diferral 2018	03/01/2019	03/01/2022	R$41.10	82,725
Diferral 2018	03/01/2019	03/01/2023	R$41.10	82,725
ILP 2019 – 36 H	03/25/2019	03/25/2024	R$42.19	7,500
ILP 2019 – 48 H	03/25/2019	03/25/2024	R$42.19	7,500
ILP 2019 – 36 Apr	04/01/2019	04/01/2024	R$42.81	20,000
SAR 2019	04/01/2019	04/01/2024	R$42.81	669,656
PLUS 2019	04/01/2019	04/01/2024	R$42.81	15,572
ILP 2019 – 36 Oct	10/01/2019	10/01/2022	R$31.75	19,500
ILP 2019 – 48 Oct	10/01/2019	10/01/2023	R$31.75	11,700
ILP 2020 – 36 Apr	04/01/2020	04/01/2023	R$38.50	82,666
ILP 2020 – 24 Apr	04/01/2020	04/01/2022	R$38.50	21,250
SAR 2020	04/01/2020	04/01/2025	R$38.50	666,828
ILP 2020 – 48 Condition A	05/01/2020	04/30/2024	R$38.34	595,000
ILP 2020 – 48 Condition B	05/01/2020	04/30/2024	R$38.34	127,500
ILP 2020 – 48 Condition C	05/01/2020	04/30/2024	R$38.34	127,500
ILP – Retention 2020 – 36 Oct	10/01/2020	10/01/2023	R$38.79	31,792
ILP Retention 2020 – Bond premium and offer	10/01/2020	10/01/2023	R$43.14	4,581
ILP Hiring/Retention Bonus 2020 – 36 Oct	10/01/2020	10/01/2023	R$43.14	6,954
Deferral 2020	03/01/2021	03/01/2024	R$57.88	292,428
Deferral 2020	03/01/2021	03/01/2025	R$57.88	292,428
ILP 2021 – 24	03/01/2021	03/01/2023	R$56.10	6,000
ILP 2021 – 36	03/01/2021	03/01/2024	R$56.10	6,000
ILP 2021 – 36 Apr	04/01/2021	04/01/2024	R$64.12	260,000
ILP 2021 – 48 Apr	04/01/2021	04/01/2025	R$64.12	210,000
ILP 2021 – 12 May	05/01/2021	05/01/2022	R$67.91	750
ILP 2021 – 24 May	05/01/2021	05/01/2023	R$67.91	625
ILP 2021 – 36 May	05/01/2021	05/01/2024	R$67.91	1,125
SAR 2021	04/01/2021	04/01/2026	R$64.12	758,660
ILP Retention 2021 – Jul	07/01/2021	07/01/2024	R$67.72	8,130
ILP Retention 2021 – Aug	08/01/2021	08/01/2024	R$63.73	3,789
ILP - Retention 2021 – 36 Oct	10/01/2021	10/01/2024	R$58.05	2,412
ILP 2021 – Apr 23/24	12/16/2021	04/03/2023	R$54.81	10,034
ILP 2021 – Apr 23/24	12/16/2021	04/01/2024	R$54.81	10,034
				5,415,754

(1)	Amounts expressed in Reais.

22.2	Restricted shares plan

The Company also offers a Restricted Shares plan based on the Company's performance (Program Restricted Shares). The plan associates the quantity of restricted shares granted to the Company's performance, which in 2021 was in relation to the operating cash generation target and ESG. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2021 of SUZB3 at B3.

After measurement of the target, that occurs 12 months after the execution of the contract, the restricted shares will be granted immediately (conditioned to the achievement of the established goals), as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted share.

The position is set forth below:

Program	Date of the execution of the contract	Grant date	Price on grant date	Shares Granted	Restricted year for transfer of shares
2018	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022
2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$53.81	90,005	01/02/2025

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

22.3	Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return “TSR”) in the period which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.

The restricted stock plan considers the following assumptions:

(i)	the expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;

(ii)	the expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(iii)	the expectation of dividends was defined based on historical earnings per share of the Suzano; and

(iv)	risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
Non-current liabilities
Provision for phantom stock plan	166,998	195,135	(94,897)	(151,985)	(46,389)
Equity
Stock option granted	15,455	10,612	(4,843)	(4,633)	(879)
Total general and administrative expenses from share-based transactions			(99,740)	(156,618)	(47,268)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	December 31, 2021	December 31, 2020
Lands and forests acquisition
Real estate receivables certificates (1)		37,104
		37,104
Business combination
Facepa (2)	40,863	41,721
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	365,089	423,403
	405,952	465,124
	405,952	502,228

Current	99,040	101,515
Non-current	306,912	400,713

1)	Refers to obligations related to houses built in Imperatriz (Maranhão), updated by IPCA, whose early settlement was carried out in the year ended December 31, 2021.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, electricity transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded in the amount that is recognized monthly. The total contractual obligations assumed at December 31, 2021 equivalent to R$13,488,327 per year (R$12,429,229 at December 31, 2020).

25.	SHAREHOLDERS’ EQUITY

25.1	Share capital

For the year ended December 31, 2021, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements and related persons	33,800,534	2.48
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,377,404	45.72
Treasury	12,042,004	0.88
Other shareholders	726,844,176	53.40
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the year ended December 31, 2021, SUZB3 common shares ended the year quoted at R$60.11 (sixty Brazilian Reais and eleven cents) (R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) on December 31, 2020).

25.2	Dividends and reserve calculations

The Company´s bylaws establishes that the minimum annual dividend is the lowest value between:

(i)	25% of adjusted net income for the year pursuant to Article 202 of Brazilian Law nº.6,404/76, or

(ii)	10% of the Company's consolidated operating cash generation for the year.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

In the year ended December 31, 2021, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (i) above, as well as the reserves, as set forth below:

December, 31 2021
Net income for the year	8,626,386
Accumulate losses absorption	(3,926,015)
Net income for the year after Accumulate losses absorption	4,700,371
Accrual of legal reserve – 5%	235,019
Accrual of reserve for tax incentives	812,909
Minimum mandatory dividends base	3,652,443
Proposed minimum mandatory dividends – 25%	913,111
Partial realization of deemed cost, net of tax effects	(140,515)
Reserve for the distribution of dividends	86,889
Remaining result	2,792,958
Reserve for capital increase – 90%	2,513,663
Special statutory reserve – 10%	279,295

The Company proposes the distribution of dividends in excess of the minimum mandatory dividends, as provided for in its Bylaws, which for the year ended December 31, 2021 are R$86,889, classified as a reserve for the distribution of dividends.

As disclosed in note 32.1, the Company approved on January 7, 2022, the payment of interim dividends in the amount of R$1,000,000, paid on January 27, 2022, which will be attributed to the mandatory minimum dividend for the year ended December 31, 2021.

In the year ended December 31, 2020, no dividends were distributed, due to the loss in the year.

25.3	Reserves

25.3.1	Income reserve

They are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	legal: it is measured based on 5% (five percent) of net profit of each fiscal year as specified in article 193 of Brazilian Law nº.6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increase and aims to ensure the integrity of the share capital. For the year ended December 31, 2021, the balance of this reserve is R$235,019 and as of December 31, 2020, there was no balance due to its full absorption.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(ii)	capital increase: it is measured basis of up to 90% (ninety percent) of the remaining balance of net income for the year and limited to 80% (eighty percent) of the share capital, pursuant to the Company's Bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure to the Company adequate operating conditions. For the year ended December 31, 2021, the balance of this reserve is R$2,513,663 and as of December 31, 2020, there was no balance due to its full absorption.

(iii)	special statutory: it is measured basis of up to 10% (ten percent) of the remaining balance of net income for the year and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2021, the balance of this reserve is R$279,295 and as of December 31, 2020, there was no balance due to its full absorption.

(iv)	tax incentives: it is measured as specified in article 195-A of the Brazilian Law No. 6,404/76, modified by Brazilian Law nº.11,638/07 and at the proposal of the management bodies, it will allocate the portion of net income arising from donation or the amounts of government grants for investment, being excluded from the calculation basis of the mandatory dividend. Pursuant to article 30 of Law No. 12,973/14 and article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that (i) were absorbed with a loss, (ii) would have been recognized in previous years, if profit had been recorded and (iii) in the current year. For the year ended December 31, 2021, the balance of this reserve is R$812,909 and as of December 31, 2020, there was no balance due to its full absorption.

25.3.2	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemption, reimbursement and purchase of shares.

In the year ended December 31, 2021, there was no balance in this reserve due to its full absorption in the previous year.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2019	(45,746)	(194,118)	2,360	209,987	2,248,858	2,221,341
Actuarial loss		(22,037)				(22,037)
Gain on conversion of financial asset and fair value			4,151			4,151
Loss on conversion of financial statements and on foreign investments				(2,857)		(2,857)
Partial realization of deemed cost, net of taxes					(70,654)	(70,654)
Balances at December 31, 2020	(45,746)	(216,155)	6,511	207,130	2,178,204	2,129,944
Actuarial gain		78,964				78,964
Gain on conversion of financial asset and fair value			1,333			1,333
Gain on conversion of financial statements and on foreign investments				45,181		45,181
Partial realization of deemed cost, net of taxes					(140,515)	(140,515)
Balances at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

25.5	Treasury shares

As of December 31, 2021, the Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$723,845. For the year ended December 31, 2021 and 2020, there was no movement of purchase or sale.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2019	12,042,004	18.13	218,265	477,827
Balances at December 31, 2020	12,042,004	18.13	218,265	704,939
Balances at December 31, 2021	12,042,004	18.13	218,265	723,845

25.6	Distribution of results

		Distribution of results		Reserve balances
	Limit on share capital%	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Realization of deemed cost, net of taxes		(140,515)	(70,654)
Tax incentive reserve		812,909		812,909
Legal reserve	20%	235,019	(317,144)	235,019
Capital increase reserve	80%	2,513,663		2,513,663
Special statutory reserve		279,295		279,344
Capital reserve			(6,410,885)	15,455	10,612
Unclaimed dividends forfeited			130
Reserve for the distribution of dividends		86,889		86,889
Proposed minimum mandatory dividends		913,111
		4,700,371	(6,798,553)	3,943,279	10,612

26.	EARNINGS (LOSS) PER SHARE

26.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2021	December 31, 2020	December 31, 2019
Resulted of the year attributable for controlling shareholders’	8,626,386	(10,724,828)	(2,817,518)
Weighted average number of shares in the year – in thousands	1,361,264	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(12,042)	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,349,222	1,349,222	1,349,222
Basic earnings (loss) per common share – R$	6,39360	(7.94890)	(2.08825)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

26.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	December 31, 2021	December 31, 2020	December 31, 2019
Resulted of the year attributed to controlling shareholders’	8,626,386	(10,724,828)	(2,817,518)
Weighted average number of shares in the year (except treasury shares) – in thousands	1,349,222	1,349,222	1,349,222
Average number of potential shares (stock options) - in thousands	327
Weighted average number of shares (diluted) – in thousands	1,349,549	1,349,222	1,349,222
Diluted earnings (loss) per common share – R$	6,39205	(7.94890)	(2.08825)

On December 31, 2020, due to the loss in the year, the Company does not consider the dilution effect in the measurement.

27.	NET FINANCIAL RESULT

	December 31, 2021	December 31, 2020	December 31, 2019
Financial expenses
Interest on loans, financing and debentures (1)	(3,188,654)	(3,275,618)	(3,358,806)
Premium expenses on early settlements	(260,289)	(391,390)
Amortization of transaction costs (2)	(107,239)	(101,741)	(220,642)
Interest expense on lease liabilities	(560,619)	(486,286)	(275,404)
Amortization of fair value adjustment	(5,543)	(38,826)	1,548
Other	(98,957)	(165,564)	(325,544)
	(4,221,301)	(4,459,425)	(4,178,848)
Financial income
Cash and cash equivalents and marketable securities	205,574	146,930	392,018
Amortization of fair value adjustment on business combination	9,110	95,238	37,412
Other	57,872	85,307	63,816
	272,556	327,475	493,246
Results from derivative financial instruments
Income	5,582,352	7,283,864	2,711,394
Expenses	(7,180,014)	(16,706,546)	(3,786,646)
	(1,597,662)	(9,422,682)	(1,075,252)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(4,847,320)	(13,365,471)	(1,781,562)
Lease	(194,415)	(601,519)	(19,327)
Other assets and liabilities (3)	1,240,908	1,436,099	(164,038)
	(3,800,827)	(12,530,891)	(1,964,927)
Net financial result	(9,347,234)	(26,085,523)	(6,725,781)

1)	Does not include R$18,624 arising from capitalized loan costs for the year ended December 31, 2021 (does not include R$10,636 as of December 31, 2020).

2)	Includes an expense of R$3,993 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$13,782 as of December 31, 2020).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

28.	NET SALES

	December 31, 2021	December 31, 2020	December 31, 2019
Gross sales	48,479,827	35,663,758	31,395,955
Sales deductions
Adjustment to present value			(5,316)
Returns and cancelations	(69,764)	(68,367)	(109,641)
Discounts and rebates	(5,717,412)	(3,830,267)	(3,835,140)
	42,692,651	31,765,124	27,445,858
Taxes on sales	(1,727,220)	(1,304,847)	(1,432,908)
Net sales	40,965,431	30,460,277	26,012,950

29.	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the EBITDA. The Company revised the prior year segment note to present EBITDA as its performance measure. The information disclosed under “Not Segmented” is related to statement of income items not directly attributed to the pulp and paper segments.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

29.2	Information of operating segments

	December 31, 2021
	Pulp	Paper	Total
Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign market	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	65,49%	39.78%	61.57%

1)	EBIT (“Earnings before interest and tax”).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31, 2020
	Pulp	Paper	Total
Net sales	25,578,265	4,882,012	30,460,277
Domestic market (Brazil)	1,609,449	3,358,186	4,967,635
Foreign market	23,968,816	1,523,826	25,492,642
Asia	12,921,081	196,266	13,117,347
Europe	6,409,879	262,924	6,672,803
North America	4,340,956	263,328	4,604,284
South and Central America	184,590	723,603	908,193
Africa	112,310	77,705	190,015
EBITDA	13,646,228	1,569,946	15,216,174
Depreciation, depletion and amortization			(6,772,780)
Operating profit before net financial income (“EBIT”) (1)			8,443,394
EBITDA margin (%)	53.35%	32.16%	49.95%

1)	EBIT (“Earnings before interest and tax”).

	December 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales	21,027,686	4,985,264		26,012,950
Domestic market (Brazil)	1,833,936	3,480,279		5,314,215
Foreign market	19,193,750	1,504,985		20,698,735
Asia	9,605,799	136,882		9,742,681
Europe	5,950,832	221,697		6,172,529
North America	3,592,563	382,628		3,975,191
South and Central America	44,556	710,086		754,642
Africa		53,692		53,692
EBITDA	9,074,012	1,518,403	128,115	10,720,530
Depreciation, depletion and amortization				(8,091,952)
Operating profit before net financial income (“EBIT”) (1)				2,628,578
EBITDA margin (%)	43.15%	30.46%		41.21%

1)	Earnings before interest and tax.

With regard to the foreign market revenues of the pulp operating segment, China and USA are the main countries in relation to net revenue, 44.41% and 14.67%, respectively, for the year ended December 31, 2021 (China and USA represented 47.97% and 16.54%, respectively, on December 31, 2020).

With regard to the foreign market revenues of the paper operating segment, USA, Peru and Argentina are the main countries in relation to net revenue, representing 24.30%, 10.03% and 13.03%, respectively, for the year ended December 31, 2021 (Argentina and USA represented 18.06% and 17.92%, respectively, on December 31, 2020).

There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2021 and December 31, 2020.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

29.3	Net sales by product

The following table set forth the breakdown of net sales by product:

Products	December 31, 2021	December 31, 2020	December 31, 2019
Market pulp (1)	34,715,208	25,578,265	21,027,686
Printing and writing paper (2)	5,107,960	3,891,002	4,100,502
Paperboard	1,091,588	935,047	823,360
Other	50,675	55,963	61,402
	40,965,431	30,460,277	26,012,950

1)	Net sale from fluff pulp represents approximately 0.7% of total net sales and, therefore, was included in market pulp net sales.

2)	Net sale from tissue represents approximately 2.2% of total net sales and, therefore, was included in printing and writing paper net sales.

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	December 31, 2021	December 31, 2020
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

30.	RESULTS BY NATURE

	December 31, 2021	December 31, 2020	December 31, 2019
Cost of sales (1)
Personnel expenses	(1,174,460)	(997,080)	(1,374,331)
Costs of raw materials, materials and services	(8,731,670)	(7,533,152)	(10,067,716)
Logistics cost	(4,328,046)	(4,156,096)	(2,776,021)
Depreciation, depletion and amortization	(5,988,248)	(5,773,088)	(7,135,049)
Operating expenses COVID-19 (6)		(95,024)
Other (2)	(393,164)	(411,891)	609,635
	(20,615,588)	(18,966,331)	(20,743,482)
Selling expenses
Personnel expenses	(219,590)	(205,636)	(215,640)
Services	(121,568)	(114,143)	(85,161)
Logistics cost	(947,551)	(852,562)	(618,089)
Depreciation and amortization	(944,361)	(905,880)	(904,748)
Other (3)	(58,652)	(96,431)	(81,641)
	(2,291,722)	(2,174,652)	(1,905,279)
General and Administrative expenses
Personnel expenses	(984,513)	(862,308)	(642,543)
Services	(330,727)	(311,975)	(323,841)
Depreciation and amortization	(103,867)	(78,275)	(26,221)
Social actions COVID-19	(25,285)	(48,590)
Operating expenses COVID-19 (6)		(41,076)
Other (4)	(133,517)	(100,968)	(180,753)
	(1,577,909)	(1,443,192)	(1,173,358)
Other operating (expenses) income net
Rents and leases	3,321	4,303	5,805
Result from sale of other products, net	31,865	56,791	15,229
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (2) (5)	413,052	11,548	(63,454)
Result on fair value adjustment of biological assets	763,091	466,484	185,399
Depletion and amortization	(5,187)	(15,537)	(20,336)
Trade agreement credits (5)			87,000
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (7)	441,880		128,115
Other operating income (expenses), net	45	7,561	67,996
	1,648,067	531,150	405,754

1)	Includes R$227,562 related to maintenance downtime costs (R$524,411 related to idle capacity and maintenance downtime as of December 31, 2020).

2)	Includes R$440 related to the formation cost of the biological asset applied directly in the statement of income (R$3,177 as of December 31, 2020).

3)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

4)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.

5)	Includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell (Note 1.2.2.).

6)	Includes, mainly, expenses in the manufacturing units for the refurbishment of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with greater space between passengers, distribution of masks and realization rapid tests on employees working in factories. As of 2021, these expenses were incorporated into the normal course of the Company's operations

7)	Refers to the recognition of (i) R$454,318, related to the tax credit, as described in Note 20.3 and (ii) R$12,438 related to the provision for legal fees.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$5,580,500. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$111,610 on December 31, 2021.

Company's Management considers these amounts adequate to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$208,000 and international in the amount of US$65,000 corresponding to R$362,733, effective through November 2022, renewable for additional 18 months.

In addition, it has insurance coverage for civil responsibility for Directors and Executives (D&O) for amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors.

32.	SUBSEQUENT EVENTS

32.1	Interim dividends

On January 7, 2022, through a notice to shareholders, it was approved the distribution of dividends by the Company in the total amount of BRL 1,000,000, at the ratio of BRL 0.741168104 per Company share, considering the number of “ex-treasury” shares on the present date, declared “ad referendum” of the General Meeting that approves the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings ascertained in the 3rd trimester of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2022, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in national currency. There was no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

32.2	Hired a credit line

On February 8, 2022, the Company hired a credit line (“Revolver Credit Facility”), increasing the total available in revolving credit lines from US$500,000 to US$1,275,000. Regarding to the amount hired, US$100,000 is available until February 2024, this remaining amount of the line already in force since February 2019, in the original amount of US$500,000 (Note 4.2). The additional amount of US$1,175,000 is available until February 2027 and has the same financial costs as the line in force until February 2024.